UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 14, 2019

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2018 and 2017 together with the Independent Auditors’ Report

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2018 and 2017 together with the Independent Auditors’ Report

Independent Auditors’ Report

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

We have audited the accompanying consolidated financial statements of Cementos Pacasmayo S.A.A. and its subsidiaries (together the “Group”), which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2018, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with International Auditing Standards approved for its application in Peru by the Board of Deans of Peruvian Public Accountants Associations. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors’ Report (continued)

Opinion

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and Subsidiaries as of December 31, 2018 and 2017 and its financial performance and cash flows for the three years ended December 31, 2018, in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Lima, Peru

February 11, 2019

Signed by:

Carlos Valdivia Valladares

C.P.C.C. Register No.27255

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2018 and 2017

	Note	2018	2017
		S/(000)	S/(000)
Asset
Current asset
Cash and cash equivalents	6	49,067	49,216
Trade and other receivables	7	99,724	99,518
Income tax prepayments		36,748	27,755
Inventories	8	424,783	373,020
Prepayments		5,765	3,846
Total current asset		616,087	553,355
Non-current asset
Trade and other receivables	7	4,532	16,207
Prepayments		342	533
Available-for-sale financial investments	9	26,883	21,206
Derivative financial instruments	32	12,268	489
Property, plant and equipment	10	2,152,724	2,208,553
Intangible assets	11	40,881	13,416
Goodwill	12	6,325	—
Deferred income tax assets	16	3,098	142
Other assets		105	214
Total non-current asset		2,247,158	2,260,760
Total asset		2,863,245	2,814,115
Liability and equity
Current liabilities
Trade and other payables	13	151,320	177,995
Interest -bearing loans and borrowings	15	60,822	—
Income tax payable		—	2,431
Provisions	14	46,453	24,575
Total current liabilities		258,595	205,001
Non-current liabilities
Interest-bearing loans and borrowings	15	1,022,555	965,290
Other non-current provisions	14	5,377	28,293
Deferred income tax liabilities	16	125,355	108,823
Total non-current liabilities		1,153,287	1,102,406
Total liability		1,411,882	1,307,407
Equity	17
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Treasury shares		(121,258)	(119,005)
Additional paid-in capital		432,779	432,779
Legal reserve		168,356	160,686
Other accumulated comprehensive results		(11,946)	(43,699)
Retained earnings		519,285	611,652
Equity attributable to equity holders of the parent		1,451,363	1,506,560
Non-controlling interests		—	148
Total equity		1,451,363	1,506,708
Total liability and equity		2,863,245	2,814,115

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2018, 2017 and 2016

	Note	2018	2017	2016
		S/(000)	S/(000)	S/(000)

Sales of goods	18	1,262,251	1,219,560	1,236,664
Cost of sales	19	(796,206)	(732,956)	(736,530)
Gross profit		466,045	486,604	500,134

Operating income (expenses)
Administrative expenses	20	(172,141)	(195,617)	(193,376)
Selling and distribution expenses	21	(43,434)	(40,488)	(36,394)
Impairment on brine project	1.4	—	(47,582)	—
Other operating income (expense), net	23	(8,697)	(4,357)	2,444
Total operating expenses, net		(224,272)	(288,044)	(227,326)
Operating profit		241,773	198,560	272,808

Other income (expenses)
Finance income	24	4,970	5,842	3,240
Finance costs	25	(87,338)	(73,759)	(75,397)
Cumulative net loss on settlement of derivative financial instruments	26	(34,887)	—	—
Loss from exchange difference, net	5	(8,377)	(2,226)	(2,541)
Total other expenses, net		(125,632)	(70,143)	(74,698)
Profit before income tax		116,141	128,417	198,110

Income tax expense	16	(40,995)	(47,032)	(78,627)

Profit for the year from continuing operations		75,146	81,385	119,483

Loss for the year from discontinued operations	1.3	—	(754)	(6,589)
Profit for the year		75,146	80,631	112,894

Attributable to:
Equity holders of the parent		76,699	93,782	116,174
Non-controlling interests		(1,553)	(13,151)	(3,280)
		75,146	80,631	112,894
Earnings per share
Basic and diluted profit from continuing and discontinued operations attributable to equity holders of common shares and investment shares of Cementos Pacasmayo S.A.A. (S/ per share)	28	0.18	0.21	0.21

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2018, 2017 and 2016

	Note	2018	2017	2016
		S/(000)	S/(000)	S/(000)

Profit for the year		75,146	80,631	112,894
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods (net of income tax):
Transfer to profit or loss of the year of net loss on settlement of derivate financial statements	26	34,887	—	—
Net gain (loss) on cash flows hedges	32(b)	201	(38,230)	(39,511)
Change in fair value of available-for-sale financial investments	9(a)	5,677	37	221
Transfer to profit or loss of the net loss on derivate financial statements that changed to trading condition		4,275	—	—
Deferred income tax related to the transfers to profit or loss of the period of the loss realized in the liquidation of the financial derivative instrument of hedging and in derivative financial instruments that changed under the condition of trading	16	(9,258)	—	—
Deferred income tax related to cash flow hedge	16	(2,354)	11,277	11,104
Deferred income tax related to fair value of investments available for sale	16	(1,675)	62	(65)
Transfer to profit or loss of fair value of available-for-sale financial investments sold	9(c)	—	(243)	—
Other comprehensive income for the year, net of income tax		31,753	(27,097)	(28,251)
Total comprehensive income for the year, net of income tax		106,899	53,534	84,643

Total comprehensive income attributable to:
Equity holders of the parent		108,452	66,685	87,923
Non-controlling interests		(1,553)	(13,151)	(3,280)

		106,899	53,534	84,643

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2018, 2017 and 2016

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on available-for-sale investments	Unrealized gain on cash flow hedge	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2016	531,461	50,503	(108,248)	553,466	176,458	(11)	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the year	—	—	—	—	—	—	—	116,174	116,174	(3,280)	112,894
Other comprehensive income	—	—	—	—	—	156	(28,407)	—	(28,251)	—	(28,251)
Total comprehensive income	—	—	—	—	—	156	(28,407)	116,174	87,923	(3,280)	84,643

Appropriation of legal reserve, note 17(e)	—	—	—	—	11,617	—	—	(11,617)	—	—	—
Dividends, note 17(g)	—	—	—	—	—	—	—	(155,236)	(155,236)	—	(155,236)
Contribution of non-controlling interests, note 17(h)	—	—	—	—	—	—	—	—	—	4,488	4,488
Other adjustments of non-controlling interests, note 17(h)	—	—	—	(8,301)	—	—	—	—	(8,301)	8,301	—

Balance as of December 31, 2016	531,461	50,503	(108,248)	545,165	188,075	145	(16,747)	677,086	1,867,440	112,589	1,980,029
Profit for the year	—	—	—	—	—	—	—	93,782	93,782	(13,151)	80,631
Other comprehensive income	—	—	—	—	—	(145)	(26,952)	—	(27,097)	—	(27,097)
Total comprehensive income	—	—	—	—	—	(145)	(26,952)	93,782	66,685	(13,151)	53,534

Appropriation of legal reserve, note 17(e)	—	—	—	—	9,379	—	—	(9,379)	—	—	—
Contribution of non-controlling interests, note 17(h)	—	—	—	—	—	—	—	—	—	491	491
Acquisition of treasury shares, note 17(c)	—	—	(34,216)	—	—	—	—	—	(34,216)	—	(34,216)
Splitting effects of equity block, note 1.3	(107,593)	(10,224)	23,459	(118,569)	(36,957)	—	—	—	(249,884)	(100,357)	(350,241)
Dividends, note 17(g)	—	—	—	—	—	—	—	(149,837)	(149,837)	—	(149,837)
Terminated dividends, note 17(g)	—	—	—	—	189	—	—	—	189	—	189
Impairment on brine project, note 1.4	—	—	—	6,759	—	—	—	—	6,759	—	6,759
Other adjustments of non-controlling interests, note 17(h)	—	—	—	(576)	—	—	—	—	(576)	576	—

Balance as of December 31, 2017	423,868	40,279	(119,005)	432,779	160,686	—	(43,699)	611,652	1,506,560	148	1,506,708
Profit for the year	—	—	—	—	—	—	—	76,699	76,699	(1,553)	75,146
Other comprehensive loss	—	—	—	—	—	4,002	27,751	—	31,753	—	31,753
Total comprehensive income	—	—	—	—	—	4,002	27,751	76,699	108,452	(1,553)	106,899

Appropriation of legal reserve, note 17(e)	—	—	—	—	7,670	—	—	(7,670)	—	—	—
Contribution of non-controlling interests, note 17(h)	—	—	—	—	—	—	—	—	—	1,405	1,405
Dividends, note 17(g)	—	—	—	—	—	—	—	(161,396)	(161,396)	—	(161,396)
Other	—	—	(2,253)	—	—	—	—	—	(2,253)	—	(2,253)

Balance as of December 31, 2018	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,285	1,451,363	—	1,451,363

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2018, 2017 and 2016

	Note	2018	2017	2016
		S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		116,141	127,112	185,122
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	10, 11	129,779	124,206	111,266
Finance costs	25	87,338	73,759	75,397
Accumulated net loss due to settlement of derivative financial instruments	26	34,887	—	—
Impairment on brine project	1.4	—	47,582	—
Long-term incentive plan	22	9,495	11,401	16,088
Provision of impairment of inventories, net	8	3,808	2,718	3,493
Adjustment as a result of physical inventories		1,910	2,700	4,683
Estimation of impairment of trade and other accounts receivables	7(d)	9,717	1,190	114
Unrealized exchange difference related to monetary transactions		(392)	185	(1,268)
Finance income	24	(4,970)	(5,842)	(3,251)
Net (gain) loss on disposal of property, plant and equipment	23	(4,599)	(42)	3,445
Net gain on sale of available-for-sale investment	9(c)	—	(243)	—
Change in the estimation of rehabilitation costs	23	(910)	—	5,259
Other operating, net		(258)	477	220

Working capital adjustments
(Increase) decrease in trade and other receivables		(171)	(31,178)	28,079
(Increase) decrease in prepayments		(1,728)	4,662	(734)
(Increase) in inventories		(59,637)	(31,863)	(49,967)
(Decrease) increase in trade and other payables		(9,654)	14,083	(36,203)
		310,756	340,907	341,743
Interests received		2,353	2,251	2,619
Interests paid		(55,098)	(52,346)	(48,000)
Income tax paid		(54,383)	(40,404)	(54,683)

Net cash flows from operating activities		203,628	250,408	241,679
Which includes cash used in discontinued operations for	1.3	—	(2,611)	(14,647)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows (continued)

		2018	2017	2016
		S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(80,214)	(71,355)	(126,449)
Purchase of exploration and evaluation assets		(31,052)	(6,331)	(10,619)
Proceeds from sale of property, plant and equipment		12,441	6,353	1,441
Proceeds from sale of available for sale investment	9(c)	—	694	—
Net cash flows used in investing activities		(98,825)	(70,639)	(135,627)

Which includes cash used in investment activities of discontinued operations for	1.3	—	(6,410)	(22,352)

Financing activities
Loan received		656,845	—	—
Income from settlement of derivative financial instruments		22,789	—	—
Payment for senior note purchase		(572,060)	—	—
Dividends paid		(171,790)	(124,993)	(154,401)
Payment of hedge finance cost		(26,443)	(26,708)	(27,624)
Paid loan		(16,090)	—	—
Purchase of treasury shares	17(c)	—	(34,216)	—
Contribution of non-controlling interests	17(h)	1,405	491	4,488
Net cash flows used in financing activities		(105,344)	(185,426)	(177,537)

Which includes cash provided from financing activities of discontinued operations for	1.3	—	—	4,015

Net decrease in cash and cash equivalents		(541)	(5,657)	(71,485)
Net foreign exchange difference		392	(185)	1,268
Cash and cash equivalents as of January 1	6	49,216	80,215	158,007
Cash transferred to held assets for distribution	1.3	—	(34,178)	—
Change in cash and cash equivalents of discontinued operations		—	9,021	(7,575)

Cash and cash equivalents as of December 31	6	49,067	49,216	80,215
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		(392)	185	(1,268)
Derecognition of impaired assets		3,401	—	—

See transfer of net assets and impairment on brine project that did not generated cash flows in notes 1.3 and 1.4.

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2018, 2017 and 2016

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2018 and 2017. The Company’s registered address is Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2018 was authorized by the Company’s Board of Directors on February 11, 2019. The consolidated financial statements as of December 31, 2017 and for the year ended that date were finally approved by the General Shareholders’ Meeting on March 27, 2018.

As of December 31, 2018, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C. (on liquidation).

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells blocks, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells blocks, cement bricks and ready-mix concrete. On May, 2017 created Prefabricados del Pacífico S.A.C. (a company dedicated to the production and commercialization of cement bricks in northern Peru, which as of the date of this report has not started operations).

Notes to the consolidated financial statements (continued)

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

-	Salmueras Sudamericanas S.A. (“Salmueras”) which is engaged in the exploration of a brine project located in the northern region of Peru. To develop this project, the subsidiary had the minority shareholder Quimpac S.A. that as of December 31, 2017 it had a participation of 25.1 percent of the common shares. In December 2017, the Company decided not to continue with the activities related to this project, as explained in note 1.4 below. As of December 31, 2018, Quimpac no longer has any participation in the project.

-	Calizas del Norte S.A.C. (on liquidation); is engaged in the mining activities of prospecting, exploration, marketing and transportation of other goods. On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C., in order to contract a third party to provide the services performed by this subsidiary.

As of December 31, 2018, and 2017, the Company has a 100 percent interest in all of its subsidiaries, except in Salmueras Sudamericanas S.A. in which it maintained 74.90 percent as of December 31, 2017.

1.1	Purchase of corporate bonds in US dollars and second issuance of corporate bonds in soles –

The Board of Directors Meeting held on November 26, 2018, approved the Group’s debt reprofiling and the private offer to purchase corporate bonds in cash. To this end, the Company obtained mid-term promissory notes (bridge loans) with Banco de Crédito del Perú, see note 15.

The private purchase offer was made between November 26 and December 7, 2018. The Company offered US$975 for each US$1,000 of bonds principal, with an additional premium of US$30, which meant a total payment to the bondholders of US$1,005 for each US$1,000 of bonds principal. Likewise, they received the accrued interest generated.

The Company made the purchase of bonds for the nominal amount of US$168,388,000 corresponding to 56.13 percent of the total corporate bonds, paying a total amount of US$171,818,906 including accrued interest and additional premium.

At the General Shareholders’ Meeting held on January 8, 2019, it was approved to issue corporate bonds in soles to be placed in the local market for up to the maximum amount of S/1,000,000,000 or its equivalent in dollars of the United States of America through the Second Corporate Bonds Program of Pacasmayo.

This issue of corporate bonds was made on January 31, 2019 according to the following detail:

-	10-year bonds for S/260,000,000 at a rate of 6.6875 percent per year.

-	15-year bonds for S/310,000,000 at a rate of 6.84375 percent per year.

Notes to the consolidated financial statements (continued)

As a consequence of the purchase of corporate bonds issued in US dollars, the Company’s Management considers that it is not necessary to continue with all of the derivative financial instruments to hedge such liabilities, for this reason, during December 2018, the Company settle derivative financial instruments amounting US$150,000,000 from a total of US$300,000,000. The profit obtained from this settlement amounts to S/27,003,000.

1.2	Business combination –

On October 5, 2018, Distribuidora Norte Pacasmayo S.R.L. acquired certain assets of a third party through the disbursement of US$12,335,000.

The acquisition of the assets was recorded under the acquisition method reflecting their fair values at the acquisition date in accordance with the International Financial Information Standard No. 3 “Business Combinations”. These values were recorded in the separate financial statements of Distribuidora Norte Pacasmayo S.R.L. as of that date, as well as the resulting goodwill. The carrying amounts and fair values of the assets identified as of the acquisition date were as follows:

Fair value
S/(000)

Tangible assets
Inventories	6,849
Machinery and equipment	2,749
Total tangible assets	9,598

Brand and other intangibles	25,152
34,750

Goodwill	6,325

Total assets acquired	41,075

The methodology used to determine the fair values at the acquisition date for each of the items evaluated are the following:

(i)	Inventories -

The determination of the fair value of the inventories was made by calculating their net realizable value at the acquisition date for which the following was done:

In the cement, it corresponded to the estimated sale price, less the estimated costs to carry out the sale. In the clinker, the cost of direct materials was evaluated on the degree of progress maintained within the cement production process. In the cement bags, the individual evaluation was carried out according to the observable market price for similar assets.

Notes to the consolidated financial statements (continued)

(ii)	Fixed assets -

For the determination of the fair value of the fixed assets, technical reports prepared by an independent appraiser were used.

(iii)	Brand and other intangibles -

The fair values of identifiable intangible assets at the acquisition date were determined using the income approach, based on the present value of the gains attributable to the asset or costs avoided as a result of owning the asset. Under this approach, the fair value of intangible assets is determined through the methodology of discounted future cash flows using the rate of return that considers the relative risk of obtaining cash flows and the value of money over time.

The methods used by the Management of the Company to estimate the fair values of the intangible assets identified at the acquisition date were the “With / Without Method” (WWM) which estimates the value of the intangible as the differential between the value of the cash flows with and without the intangible asset, after discounting the returns for all the assets that contribute to the flow and the “Relief from Royalty” (RFR) method, which estimates the cash flows that the company saves for the payment of royalties that it would do if it did not have its own brand.

(iv)	Goodwill -

Goodwill comprises the fair value of the expected synergies that the Company expects to obtain when acquiring the assets. This goodwill is recorded at cost and corresponds to excess of the cost of acquisition (consideration transferred) and the fair value of the identifiable assets, including intangible assets.

1.3	Spin-off project -

On September 2016, the Company’s General Shareholders’ Meeting approved a spin-off project that will allow the transfer of a portion of net assets (composed by the assets and liabilities related to the Company’s interest in Fosfatos del Pacífico S.A.) in favor of Fossal S.A.A. (enterprise created as a subsidiary of Inversiones ASPI S.A.). The purpose of the spin-off project was to allocate the assets and liabilities of the Company in accordance with the specialization of each business, creating greater flexibility for shareholders and greater clarity in long-term operations.

The project contemplated that for each common and investment share of Cementos Pacasmayo S.A.A., the shareholders would received approximately 0.20 common shares of Fossal S.A.A. and approximately 0.80 common shares of Cementos Pacasmayo S.A.A.

On March 1, 2017, the spin-off project was executed; in that sense, capital stock, investment shares, additional capital and legal reserve decreased by S/107,593,000, S/10,224,000, S/118,569,000 and S/36,957,000, respectively. The related non-controlling interest was reduced by S/100,357,000.

Notes to the consolidated financial statements (continued)

As of the date of the spin-off’s execution, part of the investment shares transferred to Fossal S.A.A. were owned by Cementos Pacasmayo S.A.A. (treasury shares). As a consequence, the Company received 9,148,373 investment shares of Fossal S.A.A. The transactions were recorded with a debit to available-for-sale investments, for an amount of S/21,206,000 and a credit to equity for S/23,459,000. The difference between the financial and tax value of those investments generated a deferred income tax asset of S/2,253,000, see note 9(a).

As of December 31, 2016, Fosfatos del Pacífico S.A. was classified as a group of assets (along with related liabilities) held for distribution to shareholders and as a discontinued operation.

Likewise, the assets of the equity block to be transferred were presented separately within the “Other” segment, see note 33.

The net losses generated by Fosfatos del Pacífico S.A. (net of intercompany eliminations), were included in the consolidated statement of income as “net loss of discontinued operations” for the years 2017 and 2016 and amounted to S/754,000 and S/6,589,000, respectively, see note 33. As of December 31, 2016, the assets and liabilities of Fosfatos del Pacífico S.A. (net of intercompany eliminations), which were classified as maintained for distribution amounted to S/338,411,000 and S/2,704,000, respectively, see note 33.

As of March 1, 2017, the assets and liabilities transferred of Fosfatos del Pacífico S.A. (net of intercompany eliminations), mainly comprise the following:

S/(000)

Assets -
Cash and cash equivalents	34,178
Accounts receivable from related parties	5,822
Inventories	2,694
Income tax prepayments	3,892
Other current assets	5,126
Other receivables non- current	50,200
Property, plant and equipment, net	204,975
Exploration and evaluation assets	52,578
Deferred income tax assets	23,173

382,638

Liabilities and equity -
Trade and other payables	8,938
Capital stock	107,593
Investment shares	10,224
Additional paid-in capital	118,569
Other reserves	36,957
Non-controlling interest	100,357

382,638

Notes to the consolidated financial statements (continued)

1.4	Impairment on brine project -

The Company has decided to prioritize its investments in the development of products related to the manufacture and sale of cement and constructive solutions; therefore, the disposal of investments that are not in line with the strategic plan has been approved. As a result of this decision, in the last quarter of 2017 the Company has decided not to continue with the brine project. The consolidated financial statements of Cementos Pacasmayo S.A.A. include a charge to results related to the impairment on the assets of this project, as detailed below:

	Salmueras Sudamericanas S.A.	Cementos Pacasmayo S.A.A.	Total consolidated
	S/(000)	S/(000)	S/(000)

Assets -
Income tax prepayments	(5,654)	—	(5,654)
Property, plant and equipment, note 10	(1,732)	—	(1,732)
Exploration and evaluation assets, note 11	(33,469)	—	(33,469)
Other current liabilities	32	—	32
Additional paid in capital	—	(6,759)	(6,759)

Total asset impairment	(40,823)	(6,759)	(47,582)
Deferred income tax	(6,937)	17,087	10,150

Total impairment loss	(47,760)	10,328	(37,432)

Attributable to -
Equity holders of the parent	(35,772)	10,328	(25,444)
Non- controlling interests	(11,988)	—	(11,988)

	(47,760)	10,328	(37,432)

Notes to the consolidated financial statements (continued)

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2018, 2017 and 2016:

	Assets		Liabilities		Net equity		Net income (loss)
Entity	2018	2017	2018	2017	2018	2017	2018	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cementos Selva S.A. and subsidiaries	240,662	244,386	29,967	34,969	210,695	209,417	24,261	37,467	37,361
Distribuidora Norte Pacasmayo S.R.L. and subsidiary	305,095	243,568	175,842	119,182	129,253	124,386	4,867	(220)	11,242
Empresa de Transmisión Guadalupe S.A.C.	41,971	42,136	846	1,397	41,125	40,739	386	124	504
Salmueras Sudamericanas S.A., note 1.4	46	587	674	—	(628)	587	(2,620)	(50,942)	(2,300)
Calizas del Norte S.A.C. (on liquidation)	703	713	—	7	703	706	(3)	(121)	407
Fosfatos del Pacífico S.A., note 1.3	—	—	—	—	—	—	—	(1,216)	(9,010)

Notes to the consolidated financial statements (continued)

2.	Significant accounting policies

2.1	Basis of preparation –

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for some available-for-sale financial investments and derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period, there are certain standards and amendments applied for the first time by the Group during 2018 that did not require the restatement of previous financial statements, as explained in Note 2.3.21.

2.2	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2018 and 2017. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), ii) exposure, or rights, to variable returns from its involvement with the investee, and iii) the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: i) the contractual arrangement with the other vote holders of the investee, ii) rights arising from other contractual arrangements, iii) the Group´s voting rights and potential voting rights.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Notes to the consolidated financial statements (continued)

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group losses control over a subsidiary it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in the consolidated statement of profit or loss. Any investment retained is recognized at fair value.

2.3	Summary of significant accounting policies -
2.3.1	Cash and cash equivalents -

Cash and cash equivalents presented in the statements of cash flows comprise cash at banks and on hand and short-term deposits with original maturity of three months or less.

2.3.2	Financial instruments-initial recognition and subsequent measurement –

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement -

Financial assets are classified, are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The Group’s financial assets include cash and cash equivalents, commercial and other receivables, available-for-sale financial investments and derivative financial instruments.

Notes to the consolidated financial statements (continued)

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified into the following categories:

-	Financial assets at amortized cost (debt instruments).
-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)
-	Financial assets designated at fair value through OCI with not recycling of cumulative gains and losses upon derecognition (equity instruments)
-	Financial assets at fair value through profit or loss.

The classification depends on the business model of the Company and the contractual terms of the cash flows.

Financial assets at amortized cost (debt instruments) -

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets are not reclassified after their initial recognition, except if the Group changes its business model for its management.

The Group’s financial assets at amortized cost includes trade and other receivables.

Financial assets at fair value through OCI (debt instruments) -The Group measures debt instruments at fair value through OCI if both of the following conditions are met:

-	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Notes to the consolidated financial statements (continued)

The Group does not have debt instruments classified in this category.

Financial assets at fair value through OCI (equity instruments) -

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

The Group elected to classify irrevocably its non-listed equity investments under this category.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value and net changes in such fair value are presented as financial costs (net negative changes in fair value) or financial income (net positive changes in fair value) in the consolidated statements of profit or loss.

The Group has investments classified as financial assets at fair value through profit or loss.

Notes to the consolidated financial statements (continued)

Derecognition -

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

-	The rights to receive cash flows from the asset have expired, or
-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(ii)	Impairment of financial assets -

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

Notes to the consolidated financial statements (continued)

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 360 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(iii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing loans and borrowings.

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term; gains or losses on liabilities held for trading are recognized in the statement of profit or loss. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.

Notes to the consolidated financial statements (continued)

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

The Group has not classified any financial liability as fair value through profit or loss as of December 31, 2018 and 2017.

Loans and borrowings -

This is the Group’s most relevant category. After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

This category includes trade and other payables and interest-bearing loans and borrowings. For more information refer to Notes 13 and 15.

Derecognition -

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

(iv)	Offsetting of financial instruments -

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

(v)	Derivative financial instruments and hedge accounting –

Initial recognition and subsequent measurement:

The Group uses derivative financial instruments, such as cross currency swaps (CCS), to hedge its foreign currency exchange rate risk. These derivative financial instruments are initially recognized at their fair values on the date on which the derivative contract is entered into and subsequently are remeasured at their fair value. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

Notes to the consolidated financial statements (continued)

For the purpose of hedge accounting, hedges are classified as:

☐-	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment.
-	Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.
-	Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.
-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.
-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

Hedges that meet all the qualifying criteria for hedge accounting are recorded as cash flow hedges.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the caption “Unrealized gain on cash flow hedge”, while any ineffective portion is recognized immediately in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

The Group designated all of the cross currency swaps contracts as hedging instrument. Any gains or losses arising from changes in the fair value of derivatives were taken directly to profit or loss, except for the effective portion of cash flow hedges, which were recognized in OCI and later reclassified to profit or loss when the hedge item affects profit or loss.

For any other cash flow hedges, the amount accumulated in OCI is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

(vi)	Fair value measurement

The Group measures financial instruments such as derivatives, and non-financial assets such as investment properties, at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Notes to the consolidated financial statements (continued)

-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s financial management determines the policies and procedures for recurring and non-recurring fair value measurements.

At each reporting date, the Financial Management analyzes the changes in the values of the assets and liabilities that must be measured or determined on a recurring and non-recurring basis according to the Group’s accounting policies. For this analysis, Management contrasts the main variables used in the latest assessments made with updated information available from valuations included in contracts and other relevant documents.

Management also compares the changes in the fair value of each asset and liability with the relevant external sources to determine whether the change is reasonable.

For purposes of disclosure of fair value, the Group has determined classes of assets and liabilities based on the inherent nature, characteristics and risks of each asset and liability, and the level of the fair value hierarchy as explained above.

2.3.3	Foreign currencies -

The Group’s consolidated financial statements are presented in Soles, which is also the parent company’s functional currency. Each subsidiary determines its own functional currency and items included in financial statements of each subsidiary are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Notes to the consolidated financial statements (continued)

2.3.4	Non-current assets held for distribution to equity holders of the parent and discontinued operations –

The Group classifies non-current assets and disposal groups as held for distribution to equity holders of the parent if their carrying amounts will be recovered principally through a distribution rather than through continuing use. Such non-current assets and disposal groups classified as held for distribution are measured at the lower of their carrying amount and fair value less costs to distribute. Costs to distribute are the incremental costs directly attributable to the distribution, excluding finance costs and income tax expense.

The criteria for held for distribution classification is regarded as met only when the distribution is highly probable and the asset or disposal group is available for immediate distribution in its present condition. Actions required to complete the distribution should indicate that it is unlikely that significant changes to the distribution will be made or that the decision to distribute will be withdrawn. Management must be committed to the distribution expected within one year from the date of the classification.

Assets and liabilities classified as held for distribution are presented separately as current items in the statement of financial position.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 1.3. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

2.3.5	Inventories -

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials

-	Purchase cost determined using the weighted average method.

Finished goods and work in progress

-	Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Inventory in transit

-	Purchase cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale.

Notes to the consolidated financial statements (continued)

2.3.6	Borrowing costs -

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

2.3.7	Leases -

The determination of whether an agreement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Group as a lessee:

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between financial charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statement of profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than financial lease. Operating lease payments are recognized as an operating expense in the consolidated statement of profit or loss on a straight-line basis over the lease term.

Group as a lessor:

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Notes to the consolidated financial statements (continued)

2.3.8	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciated them separately based on their specific useful lives. Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions (Note 3) and decommissioning provisions (Note 14).

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Years
Buildings and other constructions:
Administrative facilities	Between 35 and 48
Main production structures	Between 30 and 49
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 42 and 49
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 12 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 11 and 21
Light units	Between 8 and 11
Computer equipment	4
Tools	Between 5 and 10

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period, and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.

Notes to the consolidated financial statements (continued)

2.3.9	Mining concessions -

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions takes into account expenditures incurred to the date of the calculation. In the event the Group abandons the concession, the costs associated are written-off in the consolidated statement of profit or loss. As of December 31, 2017 the Company has recognized an impairment on the brine project, see note 1.4.

As of December 31, 2018 and 2017, no amortization under units-of-production method was determined since the mining concessions of the Group are not yet on production phase.

2.3.10	Mine development costs and stripping costs -

Mine development costs -

Mine development costs incurred are stated at cost and are the next step in development of mining projects after exploration and evaluation stage. Mine development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the unit of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mine development costs takes into account expenditures incurred to the date of the calculation. Expenditures that increase significantly the economic reserves in the mining unit under exploitation are capitalized.

As of December 31, 2018 and 2017, no amortization under units-of-production method was determined since the projects of the Group are not yet on production phase.

Stripping costs -

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

2.3.11	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

Notes to the consolidated financial statements (continued)

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Indefinite useful lives intangible assets

It corresponds to the fair value of the brand acquired in the transaction mentioned in note 1.2, which has an indefinite useful live, but are tested for impairment annually.

Exploration and evaluation assets -

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

-	Researching and analyzing historical exploration data.
-	Gathering exploration data through geophysical studies.
-	Exploratory drilling and sampling.
-	Determining and examining the volume and grade of the resource.
-	Surveying transportation and infrastructure requirements.
-	Conducting market and finance studies.

License costs paid in connection with a right to explore in an existing exploration area are capitalized and amortized over the term of the license.

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized. These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

Notes to the consolidated financial statements (continued)

In evaluating if costs meet the criteria to be capitalized, several different sources of information are used, including the nature of the assets, extension of the explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed. Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation and active and significant operations in relation to the area are continuing or planned for the future.

The main estimates and assumptions the Group uses to determine whether is likely that future exploitation will result in future economic benefits include: expected operational costs, committed capital expenditures, expected mineral prices and mineral resources found. For this purpose, the future economic benefit of the project can reasonably be regarded as assured when mine-site exploration is being conducted to confirm resources, mine-site exploration is being conducted to convert resources to reserves or when the Group is conducting a feasibility study, based on supporting geological information.

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed.

Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Group assesses at each reporting date whether there is an indication that an exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

(i)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Notes to the consolidated financial statements (continued)

If any indication exists, the Group exploration and evaluation assess for impairment is required. As of December 31, 2017 the Company has recognized an impairment on the brine project, see note 1.4.

2.3.12	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for rehabilitation and depreciation and amortization charges.

2.3.13	Impairment of non-financial assets –

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

Notes to the consolidated financial statements (continued)

The Group supports its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group´s CGUs to which the individual assets are allocated.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired. As a result of the analysis performed, on December 31, 2018 the Company has recognized an impairment on the brine project, see note 1.4.

2.3.14	Provisions -

General -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

Rehabilitation provision -

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current risk free pre-tax rate. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost. The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

As of December 31, 2018 and 2017, the Group only has a rehabilitation provision for the closing of the quarries exploited in operations and for the Bongara mine (fully impaired in 2011), accordingly, changes in estimated future costs have been recorded directly to the consolidated statement of profit or loss.

Environmental expenditures and liabilities -

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when a clean-up is probable and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

2.3.15	Employees benefits -

The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are monthly recorded on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management. This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. According to IAS 19 “Employee benefits”, the Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a government bond discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss, until the liability is extinguished.

Notes to the consolidated financial statements (continued)

2.3.16	Revenue recognition -

The group is dedicated to the production and trading of cement, blocks, concrete and quicklime, as well as trade of construction supplies. These goods are sold in contracts with customers. The Group has concluded that it is principal in its sales agreements because it controls the goods or services before transferring to the customer.

Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

The following specific recognition criteria must also be met before revenue is recognized:

Sales of goods -

Revenue from sales of goods is recognized when the significant risks and rewards of ownership have passed to the buyer, on delivery of the goods. Revenue from the sale of goods is measured at fair value of the consideration received or receivable, net of returns and trade discounts.

Rendering of services -

In the businesses segments cement, quicklime, concrete, blocks and construction supplies, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

Transportation services are satisfied when the transport service is concluded, which coincides with the moment of delivery of the goods to the customers.

Variable consideration

Some contracts with clients provide rights for return and commercial discounts or rebates.

If a contract includes a variable amount, the Group estimates the amount of consideration to which it is entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at the beginning of the contract and is restricted until it is highly probable that a significant reversal of income does not occur at the time when the uncertainty associated with the variable consideration disappears.

Operating lease income -

Income from operating lease of land and office was recognized on a monthly accrual basis during the term of the lease.

Notes to the consolidated financial statements (continued)

Interest income -

For all financial instruments measured at amortized cost and interest-bearing financial assets, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statement of profit or loss.

2.3.17	Taxes -

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax -

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except in respect of deductible temporary differences associated with investments in subsidiaries, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Notes to the consolidated financial statements (continued)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax related to items recognized outside profit or loss is recognize outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Mining royalties -

Mining royalties are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable net income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for income tax. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

Sales tax -

Expenses and assets are recognized net of the amount of sales tax, except:

(i)	When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

(ii)	When receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

Notes to the consolidated financial statements (continued)

2.3.18	Treasury shares -

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. On January, 2018 and October, 2015 the Company acquired 7,911,845 and 37,276,580 of its investment shares which are presented as a reduction of equity, for further details see Note 17(c).

2.3.19	Current versus non-current classification -

The Group presents assets and liabilities in statement of financial position based on current/non-current classification. An asset is current when it is:

-	Expected to be realized or intended to sold or consumed in normal operating cycle.
-	Held primarily for the purpose of trading.
-	Expected to be realized within twelve months after the reporting period, or
-	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

-	Expected to be settled in normal operating cycle.
-	Held primarily for the purpose of trading.
-	Due to be settled within twelve months after the reporting period, or
-	☐There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.3.20	Business combinations and goodwill -

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses of the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill

Goodwill is the excess of the aggregate of the consideration transferred on the assets acquisitions mentioned in Note 1.2, over the fair value of the acquire assets.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

The Group ensures that there are no indicators of impairment of the goodwill by performing impairment tests annually and when the circumstances indicate that goodwill may be recovered. The impairment of the goodwill is determined estimating the recoverable amount of the cash generating units related to it. When the recoverable amount of the cash generating units is lower than the carrying value, an impairment is recognized. Impairment related to goodwill cannot be reversed in future periods.

Notes to the consolidated financial statements (continued)

2.3.21	New amended standards and interpretations -

The Group applied IFRS 15 and IFRS 9 for the first time. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the consolidated financial statements of the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

-	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments:

Recognition and Measurement for annual periods beginning on or after January 1, 2018, which brings together the three aspects of accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

The Group has applied IFRS 9 prospectively, with the date of initial implementation of January 1, 2018. There was no impact on cash flows or earning per share as a result of the adoption of IFRS 9.

In summary, the impact of the adoption of IFRS 9 in the period 2018 was as follows:

S/(000)

Assets -
Available-for-sale financial investments	5,677
Deferred income tax	(1,675)

4,002

Liabilities and equity -
Other comprehensive income	4,002

4,002

(a)	Classification and valuation -

Except for certain commercial accounts receivable, according to IFRS 9, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, the transaction costs.

Under IFRS 9, financial debt instruments are subsequently measured at fair value through profit or loss (VRCR), amortized cost or fair value through other comprehensive income (VRORI). The classification is based on two criteria: the Group’s business model for managing assets; and if the contractual cash flows of the instruments represent “only capital and interest payments” on the outstanding principal amount (the “UPCI criterion”).

Notes to the consolidated financial statements (continued)

The loans, as well as the commercial debtors, are maintained to receive the contractual cash flows and are expected to represent cash flows that represent only principal and interest payments. The Group analyzed the cash flow characteristics of these instruments and concluded that they meet the criteria to be valued at amortized cost in accordance with IFRS 9. Consequently, reclassification of these instruments was not required.

The Group has recorded an impact in its consolidated statements of financial position and in the statement of changes in equity due to the application of the classification and measurement requirements of IFRS 9 for shares classified as financial assets available for sale described above.

(b)	Impairment -

IFRS 9 requires the Group to record the expected credit losses of all its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables. The Group has determined that, due to the nature of its loans and receivables, the impact on impairment losses is immaterial.

(c)	Hedge accounting -

The Group has determined that all existing hedging relationships, which are currently designated as effective hedges, may continue to be classified as hedges in accordance with IFRS 9. The Group has decided not to retroactively apply IFRS 9 in the transition from hedges in which the Group excluded forward points from the designation of hedges in accordance with IAS 39. As IFRS 9 does not change the general principles on how effective hedges should be recorded, the Group does not has impact as a result of the application of this standard on hedge accounting.

-	IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces IAS 11 Construction Contracts, IAS 18 Income and related interpretations and applies to all income arising from contracts with customers, unless such contracts are within the scope of other standards. The new standard establishes a five-step model for accounting for the income derived from contracts with customers. Under IFRS 15, income is recognized for an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to judge, taking into account all relevant facts and circumstances when applying each step of the model to contracts with their clients. The standard also specifies the accounting for incremental costs related to obtaining a contract and costs directly related to the fulfillment of a contract.

 Notes to the consolidated financial statements (continued)

The Group adopted IFRS 15 using the total retroactive adoption method. The effect of adopting IFRS 15 is shown as follows:

S/(000)

Sales of goods net	(6,079)
Selling and distribution expenses	6,079

Net impact on the profit for the year	—

Impact on the consolidated statement of income (increase / (decrease)) for the year 2017:

The Group is engaged in the production and marketing of cement, precasts, concrete and quicklime, as well as the commercialization of construction materials. These goods are sold in contracts identified with customers.

(a)        Sale of goods -

The Group’s contracts with clients for the sale of goods generally include a performance obligation. The Group has concluded that income from the sale of goods must be recognized at the moment in which control of the asset is transferred to the customer, generally at the time of delivery of the goods. Therefore, the adoption of IFRS 15 did not have an impact on the timing of revenue recognition. However, the amount of revenue recognized was affected, as indicated below.

Variable consideration -

Some contracts with customers provide return rights and trade discounts or volume discounts. Prior to the adoption of IFRS 15, the Group recognized revenue from the sale of measured assets at the fair value of the consideration received or receivable, net of volume discounts. If revenues could not be measured reliably, the Group differed in the recognition of revenues until the uncertainty was resolved. In addition, the Group recognized volume bonuses as a sales expense.

According to IFRS 15, volume bonuses and discounts give rise to a variable consideration. The variable consideration is estimated at the beginning of the contract and is restricted until the associated uncertainty is resolved later. The application of the restriction on variable consideration increases the amount of income that will be deferred.

Notes to the consolidated financial statements (continued)

(i)	Trade agreements -

The Group has marketing contracts for the sale of its products with certain customers. Prior to the adoption of IFRS 15, the Group recorded these payments under “Sales and distribution expenses” with a balancing entry in the caption “Commercial and miscellaneous accounts payable”.

In accordance with IFRS 15, contract combination criteria should be used if they are negotiated as a package with a single commercial objective. The Group applied the requirements of IFRS 15 and restated the statement of income decreasing sales of goods by S/2,898,000, and decreasing “Sales and distribution expenses” by the same amount.

(ii)	Loyalty programme –

The Group has a customer loyalty program for the sale of cement. Prior to the adoption of IFRS 15, the Group allocated part of the transaction price to the loyalty programme using the fair value of the points issued and the recognition of deferred income in relation to points issued but not yet redeemed or expired.

Under IFRS 15 the loyalty program gives rise to a separate performance obligation, since it generally provides a material right to the customer. Consequently, the Group allocates a portion of the transaction price to the loyalty programme based on the relative independent selling price, instead of allocating it using the fair value of the points issued, for example to the residual value as is done in accordance with IFRIC 13. The Group determined that less income should be attributed to the goods sold.

The Group applied the requirements of IFRS 15 and made an adjustment to the income statement by decreasing revenues from the sale of cement in S/1,991,000, whose counterpart was the decrease in “Sales and distribution expenses”.

(b)        Provision of services –

In the sales of cement, quicklime, concrete, prefabricated and construction materials, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

Prior to the adoption of IFRS 15, the Group recorded transportation services as separate benefits from sales of goods when they were sold together. The consideration for transportation services differed from the consideration for the sale of goods, and was assigned using the list prices of each operation.

According to IFRS 15, the allocation is made based on the relative independent selling prices. As a result, the allocation of the consideration is not affected.

Likewise, the Group concluded that transportation services are satisfied at the moment when the transportation service is concluded, a moment that coincides with the time of delivery of the goods to customers and, consequently, in accordance with the IFRS 15, the Group continues to recognize the revenues from these transportation services in conjunction with the income from the sale of goods.

 Notes to the consolidated financial statements (continued)

(c)        Presentation requirements and disclosures –

As required for the condensed interim financial statements, the Group disclosed revenue recognized from contracts with customers in categories that show how the nature, amount, timing and uncertainty of income and cash flows are affected by economic factors. The Group also disclosed information on the relationship between the disclosure of itemized income and the disclosed income information for each reportable segment. See disclosures about income disaggregated in note 18.

(d)        Other adjustments –

In addition to the main adjustments described above, in the adoption of IFRS 15, other items of the consolidated financial statements have been adjusted, such as the reclassification of doubtful expense to sales for S/1,190,000.

3.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

-	Capital management, Note 31.
-	Financial instruments risk management and policies, Note 31.
-	Sensitivity analyses disclosures, Note 31.

Estimates and assumptions -

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Notes to the consolidated financial statements (continued)

The significant areas are summarized below:

-	Determination of useful lives of assets for depreciation and amortization purposes – Notes 2.3.8, 2.3.9, 2.3.10 and 2.3.11.
-	Recognition of exploration and evaluation assets and mine development costs – Notes 2.3.10, 2.3.11 and note 11.
-	Ore reserve and resource estimates – Note 2.3.12.
-	Review of asset carrying values and impairment charges – note 2.3.2, 2.3.13, 10 and 11.
-	Income tax – Notes 2.3.17 and 16.
-	Cash flow hedges – Notes 2.3.2(v) and 32(b).

4.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

-	Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments must be applied retrospectively and are applicable since January 1, 2019, allowing early application. These modifications have no impact on the Group’s consolidated financial statements

-	IFRS 16 Leases

IFRS 16 was issued in January 2017 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Notes to the consolidated financial statements (continued)

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain exemptions.

Transition to IFRS 16

The Group will elect to use the exemptions proposed by the standard in the lease agreements ending within 12 months after the date of initial adoption, and the lease agreements for which the asset is of low value.

During 2018, the Group have carried out an evaluation of the impacts of IFRS 16, estimating the following impacts: increase in property, plant and equipment net and lease liabilities for S/119,000 and S /137,000, respectively. Reduction of net equity for S/19,000 and increase in income for the year for S/5,000.

-	IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

-	Whether an entity considers uncertain tax treatments separately
-	The assumptions an entity makes about the examination of tax treatments by taxation authorities
-	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates
-	How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition exemptions are available. The Group will apply interpretation from its effective date. Since the Group operates in a complex tax environment, applying the Interpretation may affect its consolidated financial statements and the required disclosures. In addition, the Group may need to establish processes and procedures to obtain information that is necessary to apply the Interpretation on a timely basis.

The Management of the Company and its subsidiaries are analyzing the possible effects of this rule.

Notes to the consolidated financial statements (continued)

-	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture -

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective.

Amendments to IAS 28: Long-term interests in associates and joint ventures -

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures. The amendments should be applied retrospectively and are effective from January 1, 2019, with early application permitted. Since the Group does not have such long-term interests in its associate and joint venture, the amendments will not have an impact on its consolidated financial statements.

-	Annual improvements to IFRS - 2015-2017 Cycle

The IASB has made the following amendments to the rules:

IFRS 3 Business Combinations – Interest previously held in a joint operation

These amendments clarify that, when an entity obtains control of a business that was previously a joint operation, it must apply the requirements of the business combinations carried out in stages, reassessing the fair value of the shares previously held in the assets and liabilities of the joint operation. These changes will be applied to business combinations whose acquisition date is in the periods beginning on January 1, 2019 or later, allowing early application.

IFRS 11 Joint arrangements - Units previously held in a joint operation

These amendments clarify that, when an entity participates, but has no control, in a joint operation and obtains joint control of that joint operation, which is a business in accordance with IFRS 3, it will not revalue previously held participation in the assets and liabilities of the joint operation to fair value. These modifications will be applied to transactions in which joint control is obtained for the periods beginning on or after January 1, 2019, allowing early application.

IAS 12 Income tax - Consequences of payments of financial instruments classified in equity

The amendments clarify that the tax consequences of the dividends depend more on the transactions or past events that generated that distributable profit than on the distribution to the owners. Therefore, an entity recognizes the tax consequences of a dividend in results, in other comprehensive income or in equity depending on how the entity recorded those transactions or past events. These modifications will be applied to the periods beginning on January 1, 2019 or later, allowing early application. When an entity applies these amendments for the first time, it will do so from the start date of the oldest comparative period.

Notes to the consolidated financial statements (continued)

IAS 23 Interest costs - Capitalized interest costs

The amendments clarify that an entity considers part of its general interest costs any interest costs originally incurred to develop a qualified asset when substantially all the activities necessary to prepare the asset for its use or sale have been completed. These modifications will be applied to the interest costs incurred in the periods beginning on January 1, 2019 or later, allowing early application.

-	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

-	Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event

-	Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income.

Notes to the consolidated financial statements (continued)

The changes take effect since January 1, 2019, with early application allowed.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2018 the exchange rates for transactions in United States dollars, published by this institution, were S/3.369 for purchase and S/3.379 for sale (S/3.238 for purchase and S/3.245 for sale as of December 31, 2017).

As of December 31, 2018 and 2017, the Group had the following assets and liabilities in United States dollars:

	2018	2017
	US$(000)	US$(000)

Assets
Cash and cash equivalents	4,007	1,157
Trade and other receivables	5,135	7,764
Advances to suppliers for work in progress	1,250	5,534
	10,392	14,455

Liabilities
Trade and other payables	(29,618)	(18,274)
Interest-bearing loans and borrowings	(149,612)	(300,000)
	(179,230)	(318,274)

	(168,838)	(303,819)
Cross currency swap position	150,000	300,000

Net monetary position	(18,838)	(3,819)

As of December 31, 2018 and 2017, the Group has cash currency hedging agreements for its bonds (denominated in US dollars), see note 15. Of the US$150,000,000 shown in the swap position, there are underlying liabilities in the amount of US$131,612,000. The difference of US$18,388,000 is maintained as derivative financial instruments of negotiation.

During 2018 and 2017, the net loss originated by the exchange difference was approximately S/8,377,000 and S/2,226,000, respectively; All these results are presented in the caption “Net loss for difference in exchange” of the consolidated statement of income. The net loss difference in exchange for the year 2018 includes a loss of S/4,293,000 originated by cash flow hedging instruments that changed under negotiation conditions.

Notes to the consolidated financial statements (continued)

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	2018	2017
	S/(000)	S/(000)

Cash on hand	152	1,088
Cash at banks (b)	18,821	24,128
Short-term deposits (c)	30,094	24,000

	49,067	49,216

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in local and foreign banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	As of December 31, 2018 and 2017, the short-term deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These short-term deposits, with original maturities of less than three months, were collected in January and February 2019 and January 2018, respectively.

As of December 31, 2018 and 2017, these term deposits generated interest for approximately S/1,111,000 and S/1,342,000, respectively, see note 24; of which S/164,000 and S/159,000 are still pending collection as of December 31, 2018 and 2017, respectively, see note 7 (a).

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	77,083	81,299	—	—
Indemnification from insurance	10,366	9,380	—	—
Other receivables from sale of fixed assets	3,967	3,574	923	3,221
Accounts receivable from Parent company and affiliates, note 27	3,209	1,372	—	—
Loans to employees	1,032	1,091	—	—
Interests receivables, note 6(c)	164	159	—	—
Funds restricted to tax payments	331	73	—	—
Other accounts receivable	3,353	2,036	—	—
Allowance for doubtful accounts (c)	(2,295)	(1,685)	—	—
Financial assets classified as receivables (d)	97,210	97,299	923	3,221

Value-added tax credit	2,308	2,177	3,402	3,745
Tax refund receivable	206	42	9,241	9,241
Allowance for other doubtful accounts (c)	—	—	(9,034)	—

Non-financial assets classified as receivables	2,514	2,219	3,609	12,986

	99,724	99,518	4,532	16,207

(b)	Trade account receivables are interest bearing and are generally 30-90 day terms.

(c)	The movement of the allowance for doubtful accounts is as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Opening balance	1,685	781	667
Additions	9,717	1,190	114
Recoveries	(62)	—	—
Write-off	(11)	(286)	—

Ending balance	11,329	1,685	781

Notes to the consolidated financial statements (continued)

As of December 31, 2018, the additions include S/9,034,000 related to the allowance for other doubtful accounts for other receivables (see note 23), and S/683,000 related to the allowance for doubtful accounts for trade receivables (S/1,190,000 as of December 31, 2017), which are presented in the sales line of the consolidated statement of profit or loss.

(d)	The aging analysis of trade and other accounts receivable as of December 31, 2018 and 2017, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	<30 days	30-60 days	61-90 days	91-120 days	>120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2018	98,133	29,346	43,441	9,303	3,364	620	12,059
2017	100,520	79,795	7,549	1,612	1,710	453	9,401

See Note 31 on credit risk of trade receivables, which explains how the Group manages and measures credit quality of trade receivables that are neither past due nor impaired.

8.	Inventories

(a)	This caption is made up as follows:

	2018	2017
	S/(000)	S/(000)

Goods and finished products	16,832	27,386
Work in progress	133,972	105,882
Raw materials	118,816	98,432
Packages and packing	2,025	1,975
Fuel	2,715	3,031
Spare parts and supplies	161,775	141,623
Inventory in transit	1,858	4,093
	437,993	382,422
Less - Provision for inventory obsolescence and net realizable value (b)	(13,210)	(9,402)

	424,783	373,020

(b)	Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Opening balance	9,402	6,684	14,055
Additions	3,808	3,183	1,725
Recoveries	—	(465)	(226)
Disposals	—	—	(8,870)

Final balance	13,210	9,402	6,684

Notes to the consolidated financial statements (continued)

9.	Available–for-sale financial investments

(a)	Movement in available-for-sale financial investments is as follow:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Beginning balance	21,206	657	436
Fair value change recorded in other comprehensive income	5,677	37	221
Investment shares from spin-off, note 1.3	—	21,206	—
Disposals (c)	—	(694)	—

Ending balance	26,883	21,206	657

(b)	As of December 31, 2018, the balance of financial investments available for sale corresponds to the investment shares of Fossal S.A.A. owned by the Company, as a result of the execution of the spin-off project, which are recorded at fair value. As of December 31, 2017, these available for sale investments were recorded at cost, see notes 1.3., 2.3.2 and 2.3.21.

(c)	As of December 31, 2016, financial investments available for sale included 256,624 shares of Unión Andina de Cementos S.A.A. (UNACEM), which are publicly traded on the Lima Stock Exchange (BVL) and whose fair value is determined based on public price quotes. On December 14, 2017, the Company sold its available for sale financial investments in UNACEM for S/694,000. As a result of this sale, the Company transferred a gain of S/243,000 from the consolidated statement of other comprehensive income to the consolidated statement of profit or loss.

Available-for-sale financial investments include the following as of December 31, 2016:

	2016
	Cost	Unrealized gain	Fair value
	S/(000)	S/(000)	S/(000)

Equity securities – listed Peruvian company	450	207	657

Total	450	207	657

(d)	The breakdown of the investments in equity securities held for the years 2018 and 2017 is as follows (number of shares):

	2018	2017

Fossal S.A.A. (*)	9,148,373	9,148,373

(*)	Represents 7.76% of its shares.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in this caption as of the date of the consolidated statements of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Capitalized interests	Works in progress and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
As of January 1, 2017	76,808	41,585	219,345	657,548	1,436,384	30,513	119,708	53,501	6,063	64,904	184,653	2,891,012
Additions	—	2,260	9,186	232	12,696	88	10,511	1,350	—	—	32,280	68,603
Disposals	—	—	—	(1,171)	(614)	(17)	(8,213)	(178)	—	—	(397)	(10,590)
Transfers, note 11	—	1,402	27	20,328	142,593	817	312	3,740	26	—	(173,664)	(4,419)
As of December 31, 2017	76,808	45,247	228,558	676,937	1,591,059	31,401	122,318	58,413	6,089	64,904	42,872	2,944,606
Additions	194	4,838	12,701	—	19,993	534	3,294	742	—	—	37,178	79,474
Disposals	—	—	(2,325)	(691)	(6,588)	(3)	(10,089)	(11,547)	(4,574)	—	(699)	(36,516)
Transfers, note 11	(98)	(2,235)	1,490	(1,400)	17,913	209	306	979	—	—	(20,225)	(3,061)

As of December 31, 2018	76,904	47,850	240,424	674,846	1,622,377	32,141	115,829	48,587	1,515	64,904	59,126	2,984,503

Accumulated depreciation
As of January 1, 2017	12,119	9,753	—	68,945	296,918	27,204	64,710	39,472	1,432	1,417	—	521,970
Additions	—	506	—	17,482	85,937	728	12,966	3,629	2	1,519	—	122,769
Disposals	—	—	—	(633)	(221)	(17)	(4,697)	(335)	—	—	—	(5,903)
Transfers and reclassifications, note 11	—	(509)	—	—	—	—	—	—	—	—	—	(509)
As of December 31, 2017	12,119	9,750	—	85,794	382,634	27,915	72,979	42,766	1,434	2,936	—	638,327
Additions	—	551	—	17,782	89,644	732	12,408	3,967	52	1,522	—	126,658
Disposals	—	—	—	(161)	(5,443)	(2)	(8,627)	(11,541)	(1,431)	—	—	(27,205)
Transfers and reclassifications, note 11	—	(326)	—	—	—	—	—	—	—	—	—	(326)

As of December 31, 2018	12,119	9,975	—	103,415	466,835	28.645	76,760	35,192	55	4,458	—	737,454

Impairment mining assets (b)
As of January 1, 2017	41,213	24,048	258	13,837	12,166	168	26	400	3,143	—	735	95,994
Additions	1,645	—	—	—	—	33	—	54	—	—	—	1,732
As of December 31, 2017	42,858	24,048	258	13,837	12,166	201	26	454	3,143	—	735	97,726
Disposals	—	—	(258)	—	—	—	—	—	(3,143)	—	—	(3,401)

As of December 31, 2018	42,858	24,048	—	13,837	12,166	201	26	454	—	—	735	94,325

Net book value
As of December 31, 2018	21,927	13,827	240,424	557,594	1,143,376	3,295	39,043	12,941	1,460	60,446	58,391	2,152,724

As of December 31, 2017	21,831	11,449	228,300	577,306	1,196,259	3,285	49,313	15,193	1,512	61,968	42,137	2,208,553

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs of S/15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

In previous years management recognized a full impairment charge of approximately S/95,994,000, related to the total net book value of a closed zinc mining unit which includes concession costs, development costs and related facilities and equipments. From this amount, S/41,213,000 corresponds to concessions costs. According to the management´s expectation the recovery amount of this zinc mining unit is zero.

As of December 31, 2018 the Group has recognized an impairment on the brine project, as explained in note 1.4, derecognized mining concessions and other assets related to said project for S/1,732,000.

(c)	There were no additions under finance leases during the years 2018 and 2017.

(d)	During 2016 the Group capitalized borrowing costs for S/3,309,000 mainly related with the expansion of the cement plant located in Piura. The rate used to determine the amount of borrowings costs eligible for capitalization was approximately 5.00 percent as of December 31, 2016, which is the effective rate of the only borrowing the Group has as of such date. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the capital expenditures incurred on qualifying assets. Since September, 2015 a part of this project is operating. On February, 2016 a significant part of this cement plant was launched to operations, and the Group ceased to capitalize borrowing costs.

(e)	The Group has assessed the recoverable amount of its remnant long-term assets and did not find indications of an impairment loss of these assets as of December 31, 2018 and 2017.

(f)	Work in progress included in property, plant and equipment as of December 31, 2018 amounted to S/58,391,000 (S/42,137,000 as of December 31, 2017) and is mainly related to complementary facilities of the cement plants.

(g)	As of December 31, 2018 the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/4,627,000 (S/5,368,000 as of December 31, 2017).

Notes to the consolidated financial statements (continued)

11.	Intangible

(a)	The composition and movement of this caption as of the date of the consolidated statements of financial position is presented below:

S/(000)

Cost
As of January 1, 2017	51,446
Additions (b)	1,384
Transfers and reclassifications, note 10	4,419
As of December 31, 2017	57,249
Additions (c), note 1.2	27,851
Transfers, note 10	3,061

As of December 31, 2018	88,161

Accumulated amortization
As of January 1, 2017	8,418
Additions	1,437
Transfers, note 10	509
As of December 31, 2017	10,364
Additions	3,121
Transfers and reclassifications, note 10	326

As of December 31, 2018	13,811

Impairment, (d) and note 1.4	33,469

Net value
As of December 31, 2018	40,881

As of December 31, 2017	13,416

(b)	As of December 31, 2018, the exploration and evaluation assets include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	During the year 2018, the Group acquired certain assets for an amount of S/25,152,000 from a third party, which were recorded using the acquisition method reflecting their fair values at the acquisition date, as well as the resulting goodwill, see note 1.2. Included in this acquisition there were intangibles of finite and undefinite life.

Notes to the consolidated financial statements (continued)

(d)	During the year 2017, the Group recorded an impairment loss in relation to its brine project and, as explained in note 1.4, as a consequence, a loss for that concept was recorded for an amount of S/33,469,000.

As of December 31, 2018 and 2017, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indication of impairment in said assets.

12.	Goodwill

As of December 31, 2018, the amount for goodwill amounts to S/6,325,000 corresponding to the acquisition of assets made by the subsidiary Distribuidora Norte Pacasmayo S.R.L., see note 1.2.

In Management’s opinion, it is not necessary to carry out an impairment test on the value of the goodwill since it is within the current annual period when the business is acquired.

13.	Trade and other payables

This caption is made up as follows:

	2018	2017
	S/(000)	S/(000)

Trade payables	69,567	76,478
Dividends payable, note 17(g)	19,331	29,725
Remuneration payable	15,605	14,920
Interests payable	10,390	17,280
Taxes and contributions	8,715	10,904
Board of Directors’ fees	6,167	5,773
Hedge finance cost payable	6,033	10,505
Guarantee deposits	4,332	2,481
Advances from customers	790	4,276
Account payable to the principal and affiliates, note 27	209	516
Other accounts payable	10,181	5,137

	151,320	177,995

Trade accounts payable result from the purchases of material, services and supplies for the Group operation, and mainly correspond to invoices payable to domestic suppliers. Are non-interest bearing and are normally settled on 60 to 120 days term.

Other payables are non-interest bearing and have an average term of 3 months.

Interest payable is normally settled semiannually throughout the financial year.

For explanations on the Group´s liquidity risk management processes, refer to note 31.

Notes to the consolidated financial statements (continued)

14.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2018	20,147	30,322	2,399	52,868
Additions, note 22	15,712	9,495	—	25,207
Unwinding of discounts, note 25	—	767	—	767
Change in estimates, note 23	—	—	(910)	(910)
Payments and advances	(21,518)	(4,584)	—	(26,102)

At December 31, 2018	14,341	36,000	1,489	51,830

Current portion	14,341	32,112	—	46,453
Non-current portion	—	3,888	1,489	5,377

	14,341	36,000	1,489	51,830

At January 1, 2017	17,018	34,368	2,367	53,753
Additions, note 22	21,554	11,401	—	32,955
Unwinding of discounts, note 25	—	477	45	522
Payments and advances	(18,425)	(15,924)	(13)	(34,362)

At December 31, 2017	20,147	30,322	2,399	52,868

Current portion	20,147	4,200	228	24,575
Non-current portion	—	26,122	2,171	28,293

	20,147	30,322	2,399	52,868

Workers’ profit sharing -

In accordance with Peruvian legislation, the Group maintains an employee profit sharing plan between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Notes to the consolidated financial statements (continued)

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: to a group on the sixth year since the creation of this bonuses plan, to a second group on the seventh year since the creation of this bonuses plan and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate. As of December 31, 2018 and 2017, the Group maintains a recorded liability for S/36,000,000 and S/30,322,000, respectively, related to this compensation.

Rehabilitation provision -

As of December 31, 2018 and 2017, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations and the zinc mine site (fully impaired in 2011 and closed in 2018), located in the Region of Amazonas. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material change to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by senior management and the range of risk free discount rates used in the calculation of the present value of this provision as of December 31, 2018 and 2017 was 4.34 to 4.75 percent.

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

15.	Interest-bearing loans and borrowings

This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	2018	2017
		%		S/(000)	S/(000)

Short-term promissory notes
Banco de Crédito del Perú	US$	3.43	April 15, 2019	16,895	—
Scotiabank	US$	3.40	October 10, 2019	43,927	—

Total current				60,822	—

Senior Notes (c)
Principal, net of issuance costs	US$	4.50	February 8, 2023	441,786	965,290

Mid-term promissory notes (bridge loan) (d)
Banco de Crédito del Perú	S/	5.70	December 4, 2020	169,000	—
Banco de Crédito del Perú	S/	5.70	December 9, 2020	411,769	—

Total non-current				1,022,555	965,290

Short-term promissory notes

Financing with Banco de Credito del Peru was obtained for working capital, has a current maturity and maintains an effective interest rate of 3.43 percent per year. Financing with Scotiabank Perú S.A.A. was obtained with the purpose of resolving the acquisition of the business mentioned in note 1.2., has a current maturity and maintains an effective interest rate of 3.4 percent per year.

Senior Notes

The General Shareholder’s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors’ Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference has been used in capital expenditures in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C. (on liquidation).

Notes to the consolidated financial statements (continued)

In the case that the Company and guarantee subsidiaries require to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the senior notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.
-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of December 31, 2018 and 2017, the Company has complied with all the covenants in force.

The Board of Directors’ Meeting held on November 26, 2018, approved the purchase of the senior notes in US dollars was issued by the Company. As a result, the Company acquired senior notes for an amount of US$168,388,000 corresponding to 56.13 percent of the total issued senior notes.

To finance this acquisition, the Company obtained medium-term promissory notes (bridge loans) for a total of S/580,769,000, which will be canceled with the second issue of senior notes approved by the General Shareholders’ Meeting held on January 8, 2019. These bonds will be placed in the local market up to the maximum amount of S/1,000,000,000 or its equivalent in United States dollars. Issue of these senior notes was made on January 31, 2019.

As of December 31, 2018 and 2017, senior notes generated interest that has been recognized in the consolidated statement of profit or loss for S/45,380,000 and S/45,358,000 respectively, see note 25.

As a consequence of the purchase of senior notes issued in united states dollars, the Company’s Management considers that it is not necessary to continue with all of the derivative financial instruments to hedge said liabilities, for this reason during December 2018 the Company settled US$150,000,000 of a total of US$300,000,000. The profit obtained from this settlement amounted to S/27,003,000.

As of December 31, 2018 and 2017, the Company has hedged cash flow contracts to reduce the foreign currency risk of corporate bonds, which are in US dollars, see note 31.

Mid-term promissory notes

The Company’s Board of Directors’ Meeting held on November 26, 2018, approved a bridge loan with Banco de Crédito del Perú, which purpose is to finance the purchase of the senior notes agreed upon in the same board meeting through a private purchase offer detailed in Note 1.1. The original terms were: quarterly payments, maturity of 2 years and an effective interest rate of 5.7 percent per year. On February 1, 2019, these obligations were paid with the funds obtained by the issuance of corporate bonds in soles mentioned in notes 1.1. and 34.

Notes to the consolidated financial statements (continued)

16.	Deferred income tax assets and liabilities

This caption is made up as follows:

	As of January 01, 2017	Effect on profit or loss	Effect on OCI	Effect on equity	As of December 31, 2017	Effect on profit or loss	Effect on OCI	Effect on equity	As of December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax assets:
Deferred income tax assets
Allowance for other doubtful accounts	—	—	—	—	—	2,665	—	—	2,665
Provision of discounts and bonuses to customers	—	—	—	—	—	137	—	—	137
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	—	34	—	—	34	82	—	—	116
Provision for vacations	60	16	—	—	76	13	—	—	89
Tax-loss carry forward	4,953	(4,953)	—	—	—	—	—	—	—
Pre-operating costs	1,287	(1,287)	—	—	—	—	—	—	—
Other	50	(18)	—	—	32	59	—	—	91
Total deferred income tax assets	6,350	(6,208)	—	—	142	2,956	—	—	3,098

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of zinc mining assets	28,318	—	—	—	28,318	(1,003)	—	—	27,315
Impairment on brine project assets, note 1.4	—	17,087	—	—	17,087	—	—	—	17,087
Long-term incentive plan	10,139	(1,194)	—	—	8,945	1,675	—	—	10,620
Provision for vacations	3,672	157	—	—	3,829	296	—	—	4,125
Provision of discounts	—	1,093	—	—	1,093	(99)	—	—	994
Available for sale financial investment from spin-off, note 1.3	—	—	—	2,253	2,253	—	—	(2,253)	—
Other	3,780	1,849	—	—	5,629	1,057	—	—	6,686
	45,909	18,992	—	2,253	67,154	1,926	—	(2,253)	66,827
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(162,034)	(11,332)	—	—	(173,366)	(12,613)	—	—	(185,979)
Net gain on cash flow hedge	(20,624)	9,203	11,277	—	(144)	8,137	(11,612)	—	(3,619)
Available for sale financial investment from spin-off l, note 1.3	—	—	—	—	—	—	(1,675)	—	(1,675)
Effect of costs of issuance of senior notes	(2,906)	484	—	—	(2,422)	1,558	—	—	(864)
Effect of available-for-sale investments disposed, note 9	(62)	—	62	—	—	—	—	—	—
Other	(35)	(10)	—	—	(45)	—	—	—	(45)
	(185,661)	(1,655)	11,339	—	(175,977)	(2,918)	(13,287)	—	(192,182)
Total deferred income tax liabilities, net	(139,752)	17,337	11,339	2,253	(108,823)	(992)	(13,287)	(2,253)	(125,355)
		11,129	11,339	2,253		1,964	(13,287)	(2,253)

Notes to the consolidated financial statements (continued)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the years 2018, 2017 and 2016 is as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Profit before income tax from continuing operations	116,141	128,417	198,110
Loss before income tax from discontinued operations	—	(1,305)	(12,988)
Accounting profit before income tax	116,141	127,112	185,122
At statutory income tax rate of 29.5% (2017: 29.5%, 2016: 28%)	(34,262)	(37,498)	(51,834)

Permanent differences
Non-deductible expenses, net	(6,546)	(8,776)	(5,592)
Effect of tax-loss carry forward non-recognized	(187)	(246)	(171)
Dividends obtained from available-for-sale investments	—	39	8
Effect of the change in income tax-rate	—	—	(14,639)
At the effective income tax rate of 35% in 2018 (2017: 37% and 2016: 39%)	(40,995)	(46,481)	(72,228)

Income tax from continuing operations	(40,995)	(47,032)	(78,627)
Income tax from discontinued operations	—	551	6,399

	(40,995)	(46,481)	(72,228)

In December 2016, the Peruvian Government approved an increase of the income tax rate from 28 percent to 29.50 percent to be effective from 2017 onwards. This increase on future tax rates has increased the deferred income tax liability on S/22,344,000 and increased the deferred income tax asset on S/8,529,000 (S/14,639,000 was recognized as a higher income tax expense in the consolidated statement of profit or loss and S S/824,000 as an income in OCI).

Notes to the consolidated financial statements (continued)

The income tax expenses shown for the years ended December 31, 2018, 2017 and 2016 are:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Consolidated statements of profit or loss
Current	(42,959)	(58,161)	(48,401)
Deferred	1,964	11,129	(30,226)

	(40,995)	(47,032)	(78,627)

The income tax recorded directly to other comprehensive income represents a loss of S/13,287,000 during the year 2018, and a gain of S/11,339,000 and S/11,039,000 during the years 2017 and 2016, respectively.

Following is the composition of deferred income tax related to items recognized in OCI and equity during the year:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Tax effect on unrealized gain (loss) on available-for-sale financial asset	(1,675)	62	(57)
Tax effect on unrealized gain (loss) on derivative financial asset	(2,354)	11,277	10,272
Transfer to profit or loss hedge derivate financial instruments which changed to a trading condition.	(9,258)	—	—
Effect of the change in income tax-rate	—	—	824

Total deferred income tax in OCI	(13,287)	11,339	11,039

Other	(2,253)	2,253	—

Total deferred income tax in equity	(2,253)	2,253	—

The tax losses related are available indefinitely for offset against 50% of future annual taxable profits. The amount of losses carried out is subject to the outcome of the reviews of the tax authorities referred in note 29.

Notes to the consolidated financial statements (continued)

Deferred tax assets have not been recognized in respect of certain losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets, the profit would increase by S/1,014,000 (2017: S/858,000).

As of December 31, 2018, 2017 and 2016, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/72,140,000 (2017: S/70,365,000), which should not be recognized in the consolidated financial statements according with IAS 12.

17.	Equity

(a)	Share capital -

As of December 31, 2018 and 2017, share capital is represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Sol per share. From the total outstanding common shares as of December 31, 2018; 60,577,811 are listed in the New York Stock Exchange and 363,290,638 in the Lima Stock Exchange. As of December 31, 2017, 70,097,971 common shares were listed on the New York Stock Exchange and 353,770,478 on the Lima Stock Exchange.

(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholder’s meetings but do participate in the distribution of dividends. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares. Investment shares also confer the holders thereof the right to:

(i)	maintain the current proportion of the investment shares in the case of capital increase by new contributions;
(ii)	increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions;
(iii)	participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and,
(iv)	redeem the investment shares in case of a merger and/or change of business activity of the Company.

As of December 31, 2018 and 2017, the Company has 40,278,894 investment shares (50,503,124 shares as of December 31, 2016) subscribed and fully paid, with a nominal value of one Sol per share.

Notes to the consolidated financial statements (continued)

(c)	Treasury shares -

As of December 31, 2018, the Company maintains 36,040,497 investment shares amounting to S/121,258,000 (S/119,005,000 as of December 31, 2017).

In January 2017 and October 2015, the Company acquired 7,911,845 and 37,276,580 investment shares for S/34,216,000 and S/108,248,000, respectively. In March 2017, as a result of the execution of the spin-off project, the Company exchanged 9,148,373 of its treasury investment shares amounting to S/23,459,000 for investment shares of Fossal, see note 1.3.

(d)	Additional paid-in capital -

As of December 31, 2016, additional paid-in capital is represented mainly by S/561,191,000 obtained as a result of the issue of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange on 2012. This amount corresponds to the excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares.

In March and December 2017, the Company recognized a debit for S/118,569,000 and a credit for S/6,759,000 in this caption as a result of the spin-off of the interest in Fosfatos del Pacífico S.A. and the impairment of the brine project, respectively, see notes 1.3 and 1.4.

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20% of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

(f)	Other accumulated comprehensive results -

This reserve records fair value changes on available-for-sale financial assets and the unrealized results on cash flow hedge.

(g)	Distributions made and proposed –

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Cash dividends on ordinary shares declared and paid
Dividend for 2018: S/0.38000 per share (2017: S/0.35000 per share, 2016: S/0.28500 per share)	161,396	149,837	155,236

	161,396	149,837	155,236

Notes to the consolidated financial statements (continued)

As of December 31, 2018 and 2017, dividends payable amount to S/19,331,000 and S/29,725,000, respectively. On 2017, in order to comply with Peruvian law requirements, S/189,000 corresponding to dividends payable with aging greater than ten years were transferred from dividends payable caption to legal reserve caption in the consolidated statements of changes in equity.

(h)	Contributions of non-controlling interest -

Salmueras Sudamericanas S.A.

In order to finance the Salmueras Project, the General Shareholders’ Meetings of the subsidiary Salmueras Sudamericanas S.A. of June 13, 2017, December 13, 2016 and February 2, 2016, agreed contributions of S/3,467,000, S/783,000 and S/4,100,000, respectively. The General Shareholders’ Meeting held on June 4, 2015, agreed a contribution of S/2,400,000. During the year 2017, the contribution made by Quimpac S.A. amounted to S/490,000 (S/473,000 and 277,000 during the years 2016 and 2015, respectively).

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/576,000 and S/556,000, during the years 2017 and 2016, respectively, and were recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

These contributions were part of the investment commitment assumed by the Company to develop the brine project for up to US$100,000,000 and the commitment of Quimpac S.A. to contribute up to US$14,000,000 respectively, to maintain its shareholding. It should be noted that, in 2017, the Group decided not to continue with this project; see note 1.4.

In order to cover the payment of the penalties corresponding to the concessions contributed by Quimpac S.A. to the subsidiary, the General Shareholders’ Meeting of the subsidiary Salmueras Sudamericanas S.A. of June 28, 2018, agreed the contribution of S/1,405,000, contribution that was made entirely by Quimpac S.A.

Fosfatos del Pacífico S.A.

The General Shareholders’ Meeting of the subsidiary Fosfatos del Pacífico S.A. (subsidiary of the Company until February 28, 2017) held on August 2, 2016 agreed a contribution of S/13,384,000. During 2016, the contribution made by MCA Phosphates Pte. amounted to S/4,015,000.

The General Shareholders´ Meeting of the subsidiary Fosfatos del Pacífico S.A. held on July 14 and September 25, 2015, agreed a contribution of S/78,178,000 and S/15,813,000, respectively. In connection with this agreement, during the year ended December 31, 2015, the contribution made by MCA Phosphates Pte. amounted to S/28,198,000.

Notes to the consolidated financial statements (continued)

During February, July, September and December 2016, the Company made an additional capital contribution of S/23,216,000, S/1,000,000, S/1,200,000 and S/400,000, respectively; which was approved by the Board of Directors; this contribution did not include a change in the percentage interests held by the current shareholders. This capital contribution was used as working capital of the brick plant. The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/7,745,000 during 2016, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Notes to the consolidated financial statements (continued)

18.       Sales of goods

This caption is made up as follows:

	As of December 31, 2018
	Cement	Concrete	Block	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and blocks	975,203	136,506	22,414	—	—	—	1,134,123
Sale of Quicklime	—	—	—	57,564	—	—	57,564
Sale of construction supplies	—	—	—	—	68,872	—	68,872
Sale of other	—	—	—	—	—	1,692	1,692

	975,203	136,506	22,414	57,564	68,872	1,692	1,262,251

Moment of the revenue recognition
Goods transferred at a point in time	975,203	136,506	22,414	57,564	68,872	1,692	1,262,251

	975,203	136,506	22,414	57,564	68,872	1,692	1,262,251

	As of December 31, 2017
	Cement	Concrete	Block	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and blocks	942,901	110,202	17,466	—	—	—	1,070,569
Sale of Quicklime	—	—	—	80,707	—	—	80,707
Sale of construction supplies	—	—	—	—	66,442	—	66,442
Sale of other	—	—	—	—	—	1,842	1,842

	942,901	110,202	17,466	80,707	66,442	1,842	1,219,560

Moment of the revenue recognition
Goods transferred at a point in time	942,901	110,202	17,466	80,707	66,442	1,842	1,219,560

	942,901	110,202	17,466	80,707	66,442	1,842	1,219,560

Notes to the consolidated financial statements (continued)

	As of December 31, 2016
	Cement	Concrete	Block	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and blocks	920,875	152,609	26,437	—	—	—	1,099,921
Sale of Quicklime	—	—	—	75,090	—	—	75,090
Sale of construction supplies	—	—	—	—	59,888	—	59,888
Sale of other	—	—	—	—	—	1,765	1,765

	920,875	152,609	26,437	75,090	59,888	1,765	1,236,664

Moment of the revenue recognition
Goods transferred at a point in time	920,875	152,609	26,437	75,090	59,888	1,765	1,236,664

	920,875	152,609	26,437	75,090	59,888	1,765	1,236,664

Notes to the consolidated financial statements (continued)

19.       Cost of sales

This caption is made up as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products, note 8(a)	27,386	21,427	22,929
Beginning balance of work in progress, note 8(a)	105,882	107,882	88,349
Consumption of miscellaneous supplies	265,576	232,840	246,033
Maintenance and third-party services	181,128	167,735	172,781
Depreciation and amortization	117,273	109,262	94,726
Shipping costs	107,221	103,928	95,031
Personnel expenses, note 22(b)	84,190	76,523	90,139
Costs of packaging	38,483	32,011	35,924
Other manufacturing expenses	19,871	14,616	19,927
Ending balance of goods and finished products, note 8(a)	(16,832)	(27,386)	(21,427)
Ending balance of work in progress, note 8(a)	(133,972)	(105,882)	(107,882)

	796,206	732,956	736,530

20.       Administrative expenses

This caption is made up as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 22(b)	84,660	94,437	100,059
Third-party services	55,938	65,435	63,085
Depreciation and amortization	12,046	14,949	12,761
Board of Directors compensation	6,815	6,555	6,149
Donations	5,549	7,305	5,832
Taxes	4,760	3,756	2,861
Consumption of supplies	1,826	2,743	2,053
Environmental expenditures, note 29	547	437	576

	172,141	195,617	193,376

Notes to the consolidated financial statements (continued)

21.       Selling and distribution expenses

This caption is made up as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Advertising and promotion	13,149	14,066	12,240
Personnel expenses, note 22(b)	21,707	17,982	17,096
Third-party services	7,549	7,392	4,551
Other	1,029	1,048	2,507

	43,434	40,488	36,394

22.        Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Wages and salaries	107,128	95,684	101,250
Workers ‘profit sharing, note 14	15,712	21,554	18,692
Social contributions	21,523	20,626	23,687
Legal bonuses	15,156	14,133	13,477
Vacations	14,305	12,572	11,974
Long-term compensation, note 14	9,495	11,401	16,088
Cessation payments	3,524	9,201	19,184
Training	2,344	2,557	1,510
Others	1,370	1,214	1,432

	190,557	188,942	207,294

(b)	Employee benefits expenses are allocated as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Cost of sales, note 19	84,190	76,523	90,139
Administrative expenses, note 20	84,660	94,437	100,059
Selling and distribution expenses, note 21	21,707	17,982	17,096

	190,557	188,942	207,294

Notes to the consolidated financial statements (continued)

23.       Other operating income (expense), net

(a)       This caption is made up as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Net gain (loss) on disposal of property, plant and equipment	4,599	42	(3,445)
Income from management and administrative services provided to related parties, note 27	1,765	1,560	1,103
Changes in the estimation of rehabilitation provision, note 14	910	—	(5,259)
Income from land rental and office lease, note 27	707	682	700
Recovery of expenses	534	796	1,053
Net income from sale of impaired inventories	—	—	2,593
Allowance for other doubtful accounts, note 7(c)	(9,034)	—	—
Reconstruction of public road network destroyed by the Coastal El Niño	(5,675)	(1,209)	—
Write-off for disasters (b)	(784)	(9,688)	—
Other minor, net	(1,719)	3,460	5,699

	(8,697)	(4,357)	2,444

(b)	During the first quarter of 2017, Peru was affected by the natural phenomenon Coastal El Niño, which caused heavy rains, floods and mudslides in northern Peru since mid-February. The economic losses associated with damage to inventories, machinery and equipment and cost overruns for damage to roads necessary for the distribution of merchandise to customers, which as of December 31, 2018 and 2017 amounted to S/784,000 and S/9,688,000 respectively, this amount is presented net of the compensation recognized by the insurance company. Of the total amount recognized by the insurance company, S/7,876,000 and S/7,189,000 are pending collection as of December 31, 2018 and 2017, respectively.

24.       Finance income

This caption is made up as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Gain on the valuation of trading derivative financial instruments	2,603	—	—
Interest on term deposits, note 6(c)	1,111	1,342	2,154
Interests on accounts receivable	745	954	437
Credit value adjust on cross currency swaps	—	3,307	552
Dividends received	—	13	26
Other finance income	511	226	71

	4,970	5,842	3,240

Notes to the consolidated financial statements (continued)

25.       Finance costs

This caption is made up as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Interest on senior notes, net of capitalization, note 15	45,380	45,358	44,729
Finance cost on cross currency swaps	26,185	26,140	27,800
Expenses for the purchase and amortization of issuance costs of senior notes	9,874	1,644	1,644
Interest on promissory notes	2,505	—	—
Counterparty credit risk in cross currency swaps	2,306	—	—
Other	321	95	94

Total interest expense	86,571	73,237	74,267
Unwinding of discount of long-term incentive plan, note 14	767	522	345
Unwinding of discount of other receivables	—	—	785

Total finance costs	87,338	73,759	75,397

26.       Cumulative net loss due to settlement of derivative financial instruments

As indicated in note 1.1, the Company decided to settle part of the financial instruments it held for hedging purposes in advance. This amount corresponds to the difference in exchange maintained in other comprehensive income until the settlement date for the amount to S/34,887,000.

Notes to the consolidated financial statements (continued)

27.       Related party disclosure

Transactions with related entities -

During the years 2018, 2017 and 2016, the Company carried out the following transactions with its parent company Inversiones ASPI S.A. and its affiliates:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	12	12	13
Fees for management and administrative services	548	595	1,095

Servicios Corporativos Pacasmayo S.A.C. (Sercopa)
Income from office lease	—	3	13
Fees for management and administrative services	—	2	8

Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 29	339	336	326
Income from office lease	318	315	348

Fossal S.A.A. (Fossal)
Income from office lease	12	16	—
Fees for management and administrative services	42	46	—

Fosfatos del Pacífico S.A. (Fospac)
Income from office lease	26	40	—
Fees for management and administrative services	1,175	917	—

Expense
Security services provided by Compañía Minera Ares	2,059	1,195	1,301

Other
Investment shares on Fossal S.A.A. from spin-off, note 1.3 and 9	—	21,206	—

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations with Inversiones ASPI S.A. and its affiliates as of December 31, 2018 and 2017:

	2018		2017
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	1,487	—	—	—
Inversiones ASPI S.A.	1,240	—	641	—
Compañía Minera Ares S.A.C.	242	209	339	516
Otros	240	—	392	—

	3,209	209	1,372	516

Terms and conditions of transactions with related parties -

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. For the years ended as of December 31, 2018, 2017 and 2018, the Group has not recorded allowance for doubtful accounts relating to amounts owed by relating parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2018, the total short-term compensations amounted to S/24,129,000 (2017: S/22,705,000, 2016: S/21,752,000) and the total long-term compensations amounted to S/9,495,000 (2017: S/11,401,000, 2016: S/16,088,000). The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

Notes to the consolidated financial statements (continued)

28.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing the profit for the year attributable to common shares and investment shares of the equity holders of parent by the weighted average number of common shares and investment shares outstanding during the year.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Numerator
Net profit from continuing operations attributable to ordinary equity holders of the Parent	76,699	94,171	120,060
Net loss from discontinued operations attributable to ordinary equity holders of the Parent	—	(389)	(3,886)
Net profit attributable to ordinary equity holders of the Parent	76,699	93,782	116,174

	2018	2017	2016
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	428,107	446,062	544,687

	2018	2017	2016
	S/	S/	S/

Basic and diluted profit for common and investment shares from continuing operations	0.18	0.21	0.22
Basic and diluted loss for common and investment shares from discontinued operations	—	—	(0.01)
Basic and diluted profit for common and investment shares from continuing and discontinued operations	0.18	0.21	0.21

The weighted average number of shares in 2018, includes the weighted average effect of changes in treasury shares, explained in Note 17(c).

The Group has no dilutive potential ordinary shares as of December 31, 2018 and 2017.

There have been no other transactions involving common shares and investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

Notes to the consolidated financial statements (continued)

29.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2018, 2017 and 2016, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided an annual rent of S/339,000, S/336,000 and S/326,000, respectively; see Note 27.

Capital commitments

As of 31 December 2018, the Group had no significant capital commitments.

Other commitments

-	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.
-	Since July 2015, the Group has a five-year period natural gas supply agreement for a cement plant located in Piura, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of December 31, 2018 and 2017, the Company has accomplished with the requirements established in this agreement.

Mining royalty

Third parties

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities. This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. The related expense as of December 31, 2018 and 2017 amounted to S/6,023,000 and S/3,932,000, respectively, and was recognized as part of property, plant and equipment on the statement of financial position. As part of this agreement, the Company is required to pay an equivalent amount to US$4.5 each for each metric tons of calcareous extracted; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

Peruvian government

According to the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin that is applied to the quarterly operating profit, adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Mining royalty expense paid to the Peruvian Government for 2018, 2017 and 2016 amounted to S/1,179,000, S/841,000 and S/1,052,000, respectively, and recorded in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2018 and 2017, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2018 and 2017.

The tax authorities have the power to review and, if applicable, correct the income tax calculated by each company in the four years after the year of filing the tax return.

It should be noted that of January 1, 2019, a series of tax benefits for Loreto region is eliminated, eliminating the tax refund of the Value added tax and the exemption of the Value added tax for the importation of goods. that are destined for consumption in the Amazon.

The statements of income tax and Value added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2013-2018	Dec. 2014-2018
Cementos Selva S.A.	2013/2015-2018	Dec. 2014-2018
Distribuidora Norte Pacasmayo S.R.L.	2013/2015-2018	Dec. 2014-2018
Empresa de Transmisión Guadalupe S.A.C.	2014-2018	Dec. 2014-2018
Salmueras Sudamericanas S.A.	2014-2018	Dec. 2014-2018
Calizas del Norte S.A.C. (on liquidation)	2014-2018	Dec. 2014-2018

Notes to the consolidated financial statements (continued)

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2018 and 2017.

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards.

Environmental remediation -

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented environmental impact studies (EIS), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining concessions.

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS, DES and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Year expense
					2018	2017	2016
					S/(000)	S/(000)	S/(000)

Rioja	Limestone	OF.28-2002-MITINCI	2002	EAMP	345	236	409
Tembladera	Limestone	RD.019-97-EM/DGM	1997	EAMP	202	201	167

					547	437	576

The Group incurs in environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/547,000, S/437,000 and S/576,000 during 2018, 2017 and 2016, respectively, are expensed in the year the expenditure is incurred and are presented in administrative expenses caption, see Note 20. As of December 31, 2018 and 2017, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Notes to the consolidated financial statements (continued)

Rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2018 and 2017, the Group maintains a provision for the closing of the quarries exploited in operations and for a mining unit Bongara (closed in 2018), which is currently without operations, amounting to S/1,489,000 and S/2,399,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to Note 14.

Legal claim contingency

The Group has received claims from third parties in relation with its operations which in aggregate represent S/11,469,000. From this total amount, S/1,469,000 corresponded to labor claims from former employees, S/7,681,000 related to property tax assessment for the periods 2009 to 2014 received from Pacasmayo’s City Hall; S/2,298,000is related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. During the year 2018, a provision was recorded for legal claims in the consolidated financial statements of S/420,076.

30.	Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

(a)	Proportion of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2018	2017
		%	%

Salmueras Sudamericanas S.A.	Peru	—	25.10

(b)	Accumulated balances of material non-controlling interest:

	2018	2017
	S/(000)	S/(000)

Salmueras Sudamericanas S.A., Note 1.4	—	147

Notes to the consolidated financial statements (continued)

(c)	Loss allocated to material non-controlling interest:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	—	365	2,703
Salmueras Sudamericanas S.A.	(1,553)	12,786	577

(d)	The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company transactions’ eliminations:

Summarized statement of profit or loss for the year ended December 31:

	Fosfatos del Pacifico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2018
Sales of goods	—	—
Cost of sales	—	—
Administrative expenses	—	(2,579)
Other income (expenses)	—	(43)
Finance (expense) income	—	2
Loss before tax	—	(2,620)
Income tax	—	—

Total comprehensive loss	—	(2,620)

Attributable to non-controlling interest	—	(1,553)

2017
Sales of goods	11	—
Cost of sales	(626)	—
Administrative expenses	(1,068)	(3,864)
Other income (expenses)	153	(40,816)
Finance (expense) income	(237)	3

Loss before tax	(1,767)	(44,677)
Income tax	551	(6,265)

Total comprehensive loss	(1,216)	(50,942)

Attributable to non-controlling interest	(365)	(12,786)

Notes to the consolidated financial statements (continued)

	Fosfatos delPacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2016
Sales of goods	1,965	—
Cost of sales	(6,881)	—
Administrative expenses	(8,694)	(3,829)
Other (expenses) income	(1,006)	52
Finance expense	(793)	(114)
Loss before tax	(15,409)	(3,891)
Income tax	6,399	1,591

Total comprehensive loss	(9,010)	(2,300)

Attributable to non-controlling interest	(2,703)	(577)

Summarized statement of financial position as of December 31:

	Fosfatos del Pacifico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2018
Cash, inventories and other current assets	—	27
Other receivables, property, plant and equipment and non- current other assets	—	19
Trade payables and other liabilities current	—	(674)

Total equity	—	(628)

Attributable to:
Equity holders of parent	—	(603)
Non-controlling interest	—	(25)

2017
Cash, inventories and other current assets	—	587

Total equity	—	587

Attributable to:
Equity holders of parent	—	440
Non-controlling interest	—	147

Notes to the consolidated financial statements (continued)

Summarized statement of cash flow for the year ended December31:

	Fosfatos del Pacifico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2018
Net cash flows used in operating activities	—	(1,965)
Net cash flows (used in) provided from investing activities	—	—
Net cash flows provided from financing activities	—	1,405

Net (decrease) increase in cash and cash equivalents	—	(560)

2017
Net cash flows used in operating activities	(2,611)	(4,134)
Net cash flows (used in) provided from investing activities	(6,410)	—
Net cash flows provided from financing activities	5,953	4,250

Net (decrease) increase in cash and cash equivalents	(3,068)	116

2016
Net cash flows used in operating activities	(17,332)	(3,870)
Net cash flows used in investing activities	(22,352)	83
Net cash flows provided from financing activities	39,200	4,100

Net increase (decrease) in cash and cash equivalents	(484)	313

31.	Financial risk management, objectives and policies

The Group’s main financial liabilities, other than derivatives, comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and short-term deposits and trade and other receivables that derive directly from its operations. The Group also holds available-for-sale financial investments and cash flow hedges instruments.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives. Derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision.

The Management reviews and agrees policies for managing each of these risks, which are summarized below.

Notes to the consolidated financial statements (continued)

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings, deposits, available-for-sale financial investments and derivative financial instruments.

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2018 and 2017. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2018 and 2017.

The following assumptions have been made in calculating the sensitivity analyses:

-	The sensitivity of the relevant statement of profit or loss items is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held as of December 31, 2018 and 2017, including the effect of hedge accounting.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2018 and 2017, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that is not relevant to do an interest rate sensitivity analysis.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

Since November of 2014, the Group hedges its exposure to fluctuations on the translation into Soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts.

Notes to the consolidated financial statements (continued)

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2018	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	(3,183)
	+10	(6,365)
	-5	3,183
	-10	6,365

2017	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	(620)
	+10	(1,239)
	-5	620
	-10	1,239

Commodity price risk -

The Group is affected by the price volatility of certain commodities. Its operating activities require a continuous supply of coal. The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. For the calculation of the commodity price sensitivity, the purchases of this raw material of the last 12 months are used as a basis.

Commodity price sensitivity

The following table shows the effect of price changes in coal:

	Change in	Effect on profit
	year-end price	before tax
	%	S/(000)

2018
	+10	(6,558)
	-10	6,558
2017
	+10	(3,148)
	-10	3,148

Notes to the consolidated financial statements (continued)

Equity price risk -

The Group’s listed equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Group’s Board of Directors reviews and approves all equity investment decisions.

As of December 31, 2018 and 2017, the Group in not expose to equity price risk.

Credit risk -

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2018 and 2017, the Group had 6 and 7 customers, respectively, that owed the Group more than S/3,000,000 each accounted for approximately 33% and 42% for all receivables owing, respectively. There were 28 and 27 customers as of December 31, 2018 and 2017, respectively, with balances smaller than S/700,000 each and accounting for over 70% and 73%, respectively, of the total amounts receivable. The evaluation for allowance for doubtful accounts is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 7. The Group does not hold collateral as security.

Notes to the consolidated financial statements (continued)

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Management on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2018 and 2017, the Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position is the carrying amounts as showed in Note 6. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table therefore.

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, debentures and finance leases contracts. Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over with existing lenders.

As of December 31, 2018 and 2017 no portion of Senior Notes will mature in less than one year.

Excessive risk concentration –

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

In order to avoid excessive concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly.

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2018
Interest-bearing loans adjusted by hedge	—	—	60,822	981,440	—	1,042,262
Interests	—	10,006	44,436	101,243	—	155,685
Hedge finance cost payable	—	7,489	7,489	52,422	—	67,400
Trade and other payables	—	117,702	24,903	—	—	142,605
Energy supply	—	1,837	918	—	—	2,755

As of December 31, 2017
Interest-bearing loans adjusted by hedge	—	—	—	—	913,300	913,300
Interests	—	21,904	21,904	175,230	21,904	240,942
Hedge finance cost payable	—	13,041	13,041	104,328	13,041	143,451
Trade and other payables	—	129,595	9,711	—	—	139,306
Energy supply	—	3,357	2,648	—	—	6,005

The disclosed financial derivative instruments in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2018
Inflows	1,470	—	—	75,955	—	77,425
Outflows	—	(1,631)	(7,448)	(50,025)	—	(59,104)
Net	1,470	(1,631)	(7,448)	25,930	—	18,321

Discounted at the applicable interbank rates	1,470	(1,625)	(7,336)	19,759	—	12,268

As of December 31, 2017
Inflows	—	—	—	—	139,785	139,785
Outflows	—	(2,841)	(13,032)	(100,102)	(11,945)	(127,920)
Net	—	(2,841)	(13,032)	(100,102)	127,840	11,865

Discounted at the applicable interbank rates	—	(2,836)	(12,885)	(94,939)	111,149	489

Notes to the consolidated financial statements (continued)

Changes in liabilities arising from financing activities:

	Balance as of January 1, 2018	Distribution of dividends	Finance cost on cross currency swaps	Cash flows	Movement of foreign currency	Amortization of costs of issuance of senior notes	Others	Balance as of December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2018
Hedge finance cost payable	10,505	—	21,971	(26,443)	—	—	—	6,033
Dividends payable	29,725	161,396	—	(171,790)	—	—	—	19,331
Interest-bearing loans	965,290	—	—	73,240	39,520	5,327	—	1,083,377

2017
Hedge finance cost payable	11,073	—	26,140	(26,708)	—	—	—	10,505
Dividends payable	5,070	149,837	—	(124,993)	—	—	(189)	29,725
Interest-bearing loans	998,148	—	—	—	(34,502)	1,644	—	965,290

Notes to the consolidated financial statements (continued)

Capital management -
For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call senior notes. There have been no breaches in the financial covenants of Senior Notes in the current period.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2018 and 2017.

32.	Financial assets and financial liabilities
(a)	Financial asset –

	2018	2017
	S/(000)	S/(000)

Derivative financial instruments
Cash flow hedge (cross currency swaps)	9,474	489
Trading of cash flow (cross currency swaps)	2,794	—
Total cash flow hedge	12,268	489

Available-for-sale financial investments
Quoted equity shares	26,883	—
Total available-for-sale investments, note 9(b)	26,883	—

Total financial instruments at fair value	39,151	489

Total current	—	—
Total non-current	39,151	489

	39,151	489

Except cash flow hedge and available for sale financial instruments, all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivable, which are non-derivative financial assets carried at amortized cost, held to maturity, which generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group include trade and other payables and financial liabilities which are classified as loans and borrowings and are carried at amortized cost.

Notes to the consolidated financial statements (continued)

(b)	Derivates assets of hedging and trading -

 Derivates assets of hedging -

 Foreign currency risk -

As of December 31, 2018, the Company has cross currency swaps agreements for an amount of US$150,000,000. Of this total, US$131,612,000 as of December 31, 2018 (US$300,000,000 as of December 31, 2017) have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreing exchange risk.

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

	2018		2017
	Assets	Liabilities	Assets	Liabilities
	S/(000)	S/(000)	S/(000)	S/(000)

Cross currency swap contracts designated as hedging instruments
Fair value	9,474	—	489	—

	9,474	—	489	—

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized loss of S/201,000 was included in OCI as of December 31, 2018 (unrealized loss of S/38,230,000 as of December 31, 2017). The amounts retained in OCI as of December 31, 2018 are expected to mature and affect the consolidated statement of profit or loss in each of the future years until 2023.

Notes to the consolidated financial statements (continued)

Derived assets from trading-

Cross currency swaps that do not have an underlying relationship amounts to US$18,388,000 and have been designated as trading. The effect on profit or loss of the change on their fair value amounts to S/1,324,000. The Company acquired a derivative trading instrument for a nominal amount of US$70,000,000 that was liquidated in January 2019 for a value of S/1,470,000.

	2018		2017
	Activos	Pasivos	Activos	Pasivos
	S/(000)	S/(000)	S/(000)	S/(000)

“Cross currency swaps” designated as trading instruments
Fair value	2,794	—	—	—

	2,794	—	—	—

(c)	Fair values -

Set out below, is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements:

	Carrying amount		Fair value
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Derivatives financial instruments – Cross currency swaps	12,268	489	12,268	489
Available-for-sale financial investments	26,883	—	26,883	—

Total financial assets - non-current	39,151	489	39,151	489

Financial liabilities
Financial obligations:
Senior Notes	441,786	965,290	442,142	1,005,324
Promissory note	641,591		557,674

Total financial liabilities	1,083,377	965,290	999,816	1,005,324

On January 1, 2018, the Group adopted IFRS 9, as a result, recorded an impact on the measurement of available-for-sale financial investments, which as of December 31, 2017 were maintained at cost for S/21,206,000, and that as of December 31, 2018 is measured at fair value for S/26,883,000.

Notes to the consolidated financial statements (continued)

Management assessed that cash and term deposits, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the "Over-The-Counter" derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on price quotations at the reporting date.

The fair value of the promissory note as of December 31, 2018 amounts to S/557,674,000 and is calculated using the results of cash flow discounted at the indebtedness rates of 14.37% and 7.85% in soles and dollars, respectively.

-	Fair value of available-for-sale financial investments is derived from quoted market prices in active markets.

(d)	Fair value measurement -

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Notes to the consolidated financial statements (continued)

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2018 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/(000)	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Available-for-sale financial investments:
Listed shares of Peruvian company	26,883	—	—	26,883
Derivative financial assets:
Cross currency swaps	12,268	—	12,268	—

Total financial assets	39,151	—	12,268	26,883
Liabilities for which fair values are disclosed:
Senior Notes	442,142	442,142	—	—
Promissory notes	557,674	—	557,674	—

Total financial liabilities	999,816	442,142	557,674	—

There have been no transfers between levels during the period ending December 31, 2018.

Notes to the consolidated financial statements (continued)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2017

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/(000)	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	489	—	489	—

Total financial assets	489	—	489	—
Liabilities for which fair values are disclosed:
Senior Notes	1,005,324	1,005,324	—	—

Total financial liabilities	1,005,324	1,005,324	—	—

There have been no transfers between levels during the period ending December 31, 2017.

Notes to the consolidated financial statements (continued)

33.       Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Gross profit margin	Other operating income, net	Administrative expenses	Selling and distribution expenses	Impairment on brine project	Finance costs	Finance income	Net loss on settlement of derivate financial instruments	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Net income from continuing operations	Net loss from discontinued operations	Profit for the year
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2018
Cement, concrete and blocks	1,134,123	458,905	(8,191)	(166,127)	(42,332)	—	(87,327)	4,945	(34,887)	(8,227)	116,759	(41,214)	75,545	—	75,545
Construction supplies	68,872	1,623	(322)	(553)	(1,066)	—	(11)	25	—	(26)	(330)	116	(214)	—	(214)
Quicklime	57,564	5,251	—	(2,186)	—	—	—	—	—	(111)	2,954	(1,043)	1,911	—	1,911
Other	1,692	266	(184)	(3,275)	(36)	—	—	—	—	(13)	(3,242)	1,146	(2,096)	—	(2,096)

Consolidated	1,262,251	466,045	(8,697)	(172,141)	(43,434)	—	(87,338)	4,970	(34,887)	(8,377)	116,141	(40,995)	75,146	—	75,146

2017
Cement, concrete and blocks	1,076,648	476,919	(4,127)	(174,087)	(44,223)	—	(73,759)	5,779	—	(2,012)	184,490	(67,568)	116,922	—	116,922
Construction supplies	66,442	1,873	36	(1,499)	(2,287)	—	—	48	—	(17)	(1,846)	676	(1,170)	—	(1,170)
Quicklime	80,707	13,671	—	(15,613)	—	—	—	—	—	(183)	(2,125)	778	(1,347)	—	(1,347)
Other	1,842	220	(266)	(4,418)	(57)	(47,582)	—	15	—	(14)	(52,102)	19,082	(33,020)	(754)	(33,774)

Consolidated	1,225,639	492,683	(4,357)	(195,617)	(46,567)	(47,582)	(73,759)	5,842	—	(2,226)	128,417	(47,032)	81,385	(754)	80,631

2016
Cement, concrete and blocks	1,103,426	487,671	1,907	(173,200)	(38,070)	—	(75,397)	3,194	—	(2,238)	203,867	(80,912)	122,955	—	122,955
Construction supplies	59,888	1,220	136	(1,051)	(1,643)	—	—	24	—	(19)	(1,333)	529	(804)	—	(804)
Quicklime	75,090	14,216	—	(14,464)	—	—	—	—	—	(118)	(366)	145	(221)	—	(221)
Other	1,765	532	401	(4,661)	(186)	—	—	22	—	(166)	(4,058)	1,611	(2,447)	(6,589)	(9,036)

Consolidated	1,240,169	503,639	2,444	(193,376)	(39,899)	—	(75,397)	3,240	—	(2,541)	198,110	(78,627)	119,483	(6,589)	112,894

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Assets held for distribution	Total assets	Operating liabilities	Liabilities held for distribution	Total liabilities	Capital expenditure	Depreciation and amortization	Provision of inventory net realizable value and obsolescence
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2018
Cement, concrete and blocks	2,632,723	12,268	—	2,644,991	1,376,390	—	1,376,390	113,365	(124,070)	3,808
Construction supplies	29,363	—	—	29,363	34,788	—	34,788	284	(1,100)	—
Quicklime	111,072	—	—	111,072	—	—	—	—	(4,433)	—
Other	50,936	26,883	—	77,819	704	—	704	—	(176)	—

Consolidated	2,824,094	39,151	—	2,863,245	1,411,882	—	1,411,882	113,649	(129,779)	3,808

2017
Cement, concrete and blocks	2,607,334	489	—	2,607,823	1,274,322	—	1,274,322	66,515	(119,518)	(2,718)
Construction supplies	30,791	—	—	30,791	31,966	—	31,966	3,202	—	—
Quicklime	118,712	—	—	118,712	—	—	—	—	(4,504)	—
Other	35,583	21,206	—	56,789	1,119	—	1,119	15	(184)	—

Consolidated	2,792,420	21,695	—	2,814,115	1,307,407	—	1,307,407	69,732	(124,206)	(2,718)

2016
Cement, concrete and blocks	2,678,871	69,912	—	2,748,783	1,316,144	—	1,316,144	101,729	(102,900)	(1,499)
Construction supplies	27,652	—	—	27,652	20,760	—	20,760	—	—	—
Quicklime	122,446	—	—	122,446	—	—	—	—	(4,377)	—
Other	82,674	657	338,411	421,742	986	2,704	3,690	16,072	(3,989)	—

Consolidated	2,911,643	70,569	338,411	3,320,623	1,337,890	2,704	1,340,594	117,801	(111,266)	(1,499)

Notes to the consolidated financial statements (continued)

During 2018 and 2017, revenues from two customers, arising from sales within the quicklime segment, amounted to S/40,076,000 and S/65,784,000, respectively.

Capital expenditure consists of S/113,649,000, S/69,732,000 and S/117,801,000 during the years ended as of December 31, 2018, 2017 and 2016, respectively, and are related to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets. During 2018, 2017 and 2016, there were no purchases of assets through capital leases.

Inter-segment revenues obtained during the years ended December 31, 2018, 2017 and 2016 were eliminated for consolidation.

The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates and brine projects).

Other assets

As of December 31, 2018 corresponds to the available-for-sale investments caption and fair value of financial derivate instrument (cross currency swap) for approximately S/26,883,000 and S/12,268,000, respectively (2017: S/21,206,000 and S/489,000; 2016: S/657,000 and S/69,912,000, respectively), which are not allocated to a segment.

Geographic information

All revenues are from Peruvian clients.

As of December 31, 2018 and December 31, 2017, all non-current assets are located in Peru.

34.       Subsequent events

On January 31, 2019, the Company issued corporate bonds in the local market for S/570,000,000 with maturity on 2029 and 2034, and an interest rate of 6.6875 and 6.84375. The cash collected under this issue amounted to S/570,000,000.